Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF AUGUST 27, 2013

AMONG

AMERICAN CYBERSYSTEMS, INC.,

ACS MERGER CORP.

AND

ANALYSTS INTERNATIONAL CORPORATION

i

2

3

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (this “Agreement”), dated as of August 27, 2013, among American CyberSystems, Inc., a Georgia corporation (“Parent”), ACS Merger Corp., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Analysts International Corporation, a Minnesota corporation (the “Company”).  Capitalized terms not otherwise defined herein shall have the meaning set forth in Exhibit A attached hereto.  Parent, Merger Sub, and the Company are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties.”

Recitals

A.                                    The boards of directors (“Board of Directors”), and any required committee thereof, of each of Parent and Merger Sub have approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement.

B.                                    The Board of Directors of the Company (the “Company Board”), acting upon the recommendation of the Special Committee (as defined below), has unanimously (a) determined that this Agreement and the Transactions, including the Offer, the Merger and the Top-Up Option, on the terms and subject to the conditions set forth in this Agreement, are fair to and in the best interests of the Company and its shareholders; (b) approved and declared advisable this Agreement (including the Plan of Merger) and the Transactions, including the Offer, the Merger and the Top-Up Option, on the terms and subject to the conditions set forth in this Agreement; and (c) resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by applicable Law, approve the Merger and adopt the Plan of Merger.

C.                                    Parent, as the sole shareholder of Merger Sub, has by resolution duly adopted and approved this Agreement and the Merger as contemplated by the Minnesota Business Corporation Act (the “MBCA”).

D.                                    In furtherance of such acquisition, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) issued and outstanding (each share of Company Common Stock, a “Share” and, collectively, the “Shares”), at a price per Share of $6.45, net to the seller in cash (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement.

E.                                     Following consummation of the Offer, subject to the terms and conditions of this Agreement, Parent shall cause Merger Sub to merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with the MBCA.  Each Share that is not tendered and accepted pursuant to the Offer, other than certain Shares as provided in Section 2.5(a)(ii) and Section 2.6, will thereupon be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereto agree as follows:

ARTICLE 1
THE OFFER

Section 1.1                                    The Offer.

(a)                                 Provided that this Agreement shall not have been terminated in accordance with Section 8.1 hereof and provided further that the Company is prepared (in accordance with Section 1.2(c)) to file the Schedule 14D-9 on the same date as Merger Sub commences the Offer, as promptly as practicable after the date hereof (and in any event no later than five Business Days after the date of initial public announcement of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 of the Exchange Act) the Offer to purchase any and all of the outstanding Shares at the Offer Price.  The obligation of Merger Sub to accept for payment and pay for any Shares validly tendered and not withdrawn pursuant to the Offer shall be subject to the conditions set forth in Annex A (the “Offer Conditions”) and no other conditions.  The Offer Price payable for each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder of the Share in cash, without interest, on the terms and conditions set forth in this Agreement.

(b)                                 Merger Sub, or Parent on behalf of Merger Sub, expressly reserves the right to waive, in its sole discretion, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, unless otherwise provided by this Agreement or previously approved by the Company in writing (which approval may be granted or withheld by the Company in its sole discretion), Merger Sub, and Parent on behalf of Merger Sub, shall not, subject to applicable Law, (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the number of Shares sought in the Offer; (iv) impose conditions to the Offer in addition to the Offer Conditions; (v) amend or modify any of the Offer Conditions in a manner that adversely affects the holders of Shares; (vi) change or waive the Minimum Tender Condition; (vii) extend or otherwise change the Expiration Date other than as required or permitted by this Agreement; or (viii) otherwise amend or modify any terms of the Offer in a manner that adversely affects the holders of Shares.

(c)                                  Subject to the terms and conditions of this Agreement, unless the Offer is extended in accordance with this Agreement, the Offer shall expire at midnight, New York City time, on the date that is 20 Business Days following the commencement of the Offer (such time, the “Initial Expiration Date,” and such time, or such subsequent time to which the expiration of the Offer is extended in accordance with this Agreement, the “Expiration Date”).  Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with Article VIII,

(i)                                     if on any then-scheduled Expiration Date (A) the Minimum Tender Condition or the Financing Proceeds Condition shall not have been satisfied or (B) any of the other Offer Conditions contained in paragraphs (b) through (h) of Annex A shall have occurred and be continuing (and, to the extent permitted, shall not have been waived by Parent), then Merger Sub (or Parent on its behalf) may, in its sole discretion, but without limiting Merger Sub’s and Parent’s obligations under clause (ii) of this Section 1.1(c), extend the Offer on one or more occasions, in consecutive increments of up to five Business Days each, up to and including the Outside Date, the length of each such period to be determined by Merger Sub (or Parent on its behalf) in its sole discretion, until such Expiration Date on which all of the Offer Conditions shall have been satisfied or shall no longer be continuing (as the case may be) or, to the extent permitted, shall have been waived by Parent;

(ii)                                  (w) Merger Sub (or Parent on its behalf) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Stock Market LLC applicable to the Offer;

(x) if on any then-scheduled Expiration Date, any of the Offer Conditions set forth in paragraphs (b) through (h) of Annex A shall have occurred and be continuing (and, to the extent permitted, shall not have been waived by Parent), but is capable of being cured prior to the Outside Date, then, at the request of the Company, Merger Sub (or Parent on its behalf) shall extend the Offer for successive extension periods of up to five Business Days each, up to and including the Outside Date, the length of each such period to be determined by Merger Sub (or Parent on its behalf) in its sole discretion; or

(y) if on any then-scheduled Expiration Date, the Offer Conditions (other than the Minimum Tender Condition and the Financing Proceeds Condition) shall not have occurred and be continuing (or, to the extent permitted, shall have been waived by Parent), but the Minimum Tender Condition or the Financing Proceeds Condition shall not have been satisfied, then, at the request of the Company, Merger Sub (or Parent on its behalf) shall extend the Offer for one or more extension periods of at least five Business Days each, up to and including the Outside Date, the length of each such period to be determined by the Company in its sole discretion;

(iii)                               Merger Sub shall have the right in its sole discretion to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Merger Sub shall have waived the Financing Proceeds Condition, (y) all of the Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (z) the Financing has not actually been received by Merger Sub or Parent, and the lenders party to the Financing Commitment have not definitively and irrevocably confirmed in writing to Parent and Merger Sub that the Financing in an amount sufficient to consummate the Offer and the Merger will be available at the anticipated Acceptance Time on the terms and conditions set forth in the Financing Commitment and subject only to the satisfaction of the Offer Conditions; or

(iv)                              if (x) the Financing Proceeds Condition has been satisfied or waived less than five Business Days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer Conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Merger Sub and Parent shall have a one-time right to extend the Offer pursuant to this sentence and such extension shall be for a period of up to five Business Days.

(d)                                 Termination of Offer; Continuing Pursuit of Merger. If at any Expiration Date that occurs on or after October 31, 2013 (i) any Offer Condition shall not have been satisfied or, to the extent waivable by Parent or Merger Sub, waived; (ii) Parent has elected to cause the Company to file an Information Statement with the SEC before consummation of the Offer pursuant to Section 6.1(b); and (iii) three Business Days have elapsed since the Information Statement Clearance Date, then Merger Sub may irrevocably and unconditionally terminate the Offer. If the Offer is terminated pursuant to this Section 1.1(d), the Company shall proceed with and take all actions necessary to hold the Company Shareholders Meeting and, subject to Section 6.7(d)(ii), to solicit proxies in favor of approval of the Merger and the adoption of this Agreement, in each case in accordance with the terms of this Agreement.  The termination of the Offer pursuant to this Section 1.1(d) is referred to in this Agreement as the “Offer Termination.”

(e)                                  Following expiration of the Offer, Merger Sub (or Parent on its behalf) may, in its sole discretion, provide a subsequent offering period and one or more extensions thereof, with each subsequent offering period being at least three Business Days but not more than ten Business Days, up to and including the Outside Date (a “Subsequent Offering Period”), in accordance with Rule 14d-11 of the Exchange Act if, as of the commencement of such period, there shall not have been validly tendered (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), and not properly withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of shareholders of the Company in accordance with Section 302A.621 of the MBCA.  The Offer Documents shall provide for the possibility of a “subsequent offering period.”

(f)                                   Subject to the foregoing, including the requirements of Rule 14d-11 of the Exchange Act, and upon the terms and subject to the conditions of the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for (i) all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date; and (ii) each Share validly tendered in any Subsequent Offering Period promptly after such Share is so tendered.  Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Merger Sub expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable Laws.  Any such delay in payment shall be effected in compliance with Rule 14e-1(c) under the Exchange Act.

(g)                                  Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if the Offer is terminated pursuant to Section 1.1(d) or this Agreement is terminated pursuant to Section 8.1.  If the Offer is terminated pursuant to Section 1.1(d) or this Agreement is terminated pursuant to Section 8.1, Merger Sub shall, and Parent shall cause Merger Sub to, promptly terminate the Offer without accepting any Shares previously tendered.  If the Offer is terminated by Merger Sub, or this Agreement is terminated prior to the purchase of Shares in the Offer, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(h)                                 As promptly as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including any exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase reflecting the terms and conditions of this Agreement, and a form of the letter of transmittal and summary advertisement and other ancillary documents and instruments, if any, in respect of the Offer (such Schedule TO and the documents included therein pursuant to which the Offer shall be made, together with any amendments or supplements thereto, and including exhibits thereto, the “Offer Documents”); (ii) timely file with the Commissioner of Commerce of the State of Minnesota any registration statement relating to the Offer required to be filed pursuant to Chapter 80B of the Minnesota Statutes (the “Minnesota Registration Statement”); and (iii) cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by the Exchange Act.  The Company shall promptly furnish to Parent and Merger Sub in writing all information concerning the Company that may be required by applicable Law or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents.  Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law.  The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO before it is filed with the SEC, and Parent and Merger Sub shall give due consideration to the reasonable additions, deletions or changes suggested by the Company or its counsel.  Parent and Merger Sub shall promptly provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel may receive after the date hereof from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments.  The Company and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments, and Parent shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

Section 1.2                                    Company Actions.

(a)                                 The Company shall, promptly after the date hereof and from time to time thereafter as requested by Parent or its agents, furnish Parent with an updated list (and, if available, computer files) of its shareholders of record, non-objecting beneficial owners, the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists (and, if available, computer files) of shareholders of record, non-objecting beneficial holders, mailing labels and securities positions) and such assistance as Parent or its agents may reasonably request in connection with the Offer.  In addition, in connection with the Offer, the Company shall, and shall use its reasonable best efforts to cause any third parties to, cooperate with Parent and its agents to disseminate the Offer Documents to holders of Shares held in or subject to any Stock Plan or other Employee Benefit Plan, and to permit such holders of Shares to tender Shares in the Offer.

(b)                                 Concurrently with the filing of the Schedule TO with the SEC on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of Shares with the Offer Documents a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto and including any exhibits thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement and, subject to Section 6.7(d)(ii), the Board Recommendation and shall include a description of the other Board Actions.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect.  The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law.  Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested by Parent, Merger Sub or their counsel.  The Company shall promptly provide Parent, Merger Sub and their counsel with copies of any written comments and shall inform them of any oral comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments.  Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review any written responses to such SEC comments, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel.

(c)                                  The Company shall promptly file with the Commissioner of Commerce of the State of Minnesota all materials referred to in Section 80B.04 of the Minnesota Statutes.

Section 1.3                                    Company Board and Company Board Committees.

(a)                                 Composition of the Company Board and Board Committees.  Effective upon the initial acceptance for payment by Merger Sub of shares of Company Common Stock pursuant to the Offer (the “Acceptance Time”) (the use of which term herein shall not, unless the context otherwise requires, depend upon whether Parent shall exercise its rights under this Section 1.3(a)), and from time to time thereafter up to the Effective Time, subject to payment for such shares of Company Common Stock and subject to Section 1.3(b) and the requirement to maintain two Continuing Directors as set forth below in this Section 1.3(a), Parent shall be entitled to designate up to such number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this Section 1.3(a)) and (ii) a fraction, the numerator of which is the number of shares of Company Common Stock held by Parent and Merger Sub (giving effect to the shares of Company Common Stock accepted and paid for pursuant to the Offer), and the denominator of which is the total number of then outstanding shares of Company Common Stock.  The Company shall cause the individuals so designated by Parent to be elected or appointed to the Company Board, including either by increasing the size of the Company Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board (the date on which the majority of the Company’s directors are designees of Parent that have been effectively elected or appointed to the Company Board in accordance herewith, the “Director Appointment Date”).  From time to time after the Acceptance Time, subject to payment for such shares of Company Common Stock and subject to Section 1.3(b), the Company shall take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on each committee of the Company Board to the fullest extent permitted by all applicable Laws, including the rules of the NASDAQ Stock Market LLC.  Solely for the purposes of this Section 1.3, any and all members of the Company Board immediately prior to such appointments by Parent who remain on the Company Board after such appointment by Parent shall be referred to as “Continuing Directors.” Prior to the Effective Time, the Company Board shall have two Continuing Directors.  If the number of directors who are Continuing Directors is reduced below two prior to the Effective Time, the remaining Continuing Director shall be entitled to designate an individual to fill such vacancy who is not a current or former officer, director, employee or consultant of Parent or any of its Subsidiaries (a “Parent Insider”) and who shall be deemed a Continuing Director for all purposes of this Agreement, and the Company shall cause such designee to be appointed to the Company Board. If, notwithstanding compliance with the foregoing provisions, the number of Continuing Directors is reduced to zero, then the other directors on the Company Board shall designate and appoint to the Company Board two directors who are not Parent Insiders who shall be deemed Continuing Directors for all purposes of this Agreement.  To the extent that there is a conflict of interest between the Continuing Directors and the Company’s legal counsel, the Continuing Directors may, in their sole discretion, retain independent legal counsel in connection with the Transactions, and the Company shall be responsible for payment of the reasonable attorney fees and expenses incurred in connection with such legal counsel’s representation of the Continuing Directors.  For the avoidance of doubt, the Continuing Directors shall receive the benefit of the indemnification protections provided to directors pursuant to this Agreement, the Company Charter Documents, and applicable Law.

(b)                                 Continued Listing.  If Parent’s designees are elected or appointed to the Company Board pursuant to Section 1.3(a), and without limiting Section 1.3(a), until the Effective Time, the Company Board shall have at least such number of directors as may be required by the rules of the NASDAQ Stock Market LLC or the federal securities Laws who are considered independent directors within the meaning of such Laws (“Independent Directors”); provided, however, that after the Acceptance Time, subject to payment by Merger Sub for shares of Company Common Stock tendered pursuant to the Offer, the

Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” for purposes of Listing Rule 5615(c) of the NASDAQ Stock Market LLC (or any successor provision) and make all necessary filings and disclosures associated with such status; provided, further, that in the event the number of Independent Directors shall be reduced below the number of directors as may be required by such Laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the rules of the NASDAQ Stock Market LLC or the federal securities Laws to fill such vacancies who shall not be shareholders or Affiliates of Parent or Merger Sub, and such Persons shall be deemed to be Independent Directors for purposes of this Agreement.

(c)                                  Section 14(f) of the Exchange Act.  The Company’s obligation to appoint Parent’s designees to the Company Board pursuant to Section 1.3(a) hereof shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  The Company shall promptly take all action required pursuant to this Section 1.3 and Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1.3, and shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers as is required under such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3.  Parent shall, reasonably promptly upon request, provide to the Company in writing, and be responsible for, any information with respect to itself and its nominees, directors, officers and Affiliates, required by such Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

(d)                                 Required Approvals of Continuing Directors.  Notwithstanding anything to the contrary set forth in this Agreement, if Parent’s designees are elected or appointed to the Company Board prior to the Effective Time pursuant to Section 1.3(a) hereof, the prior approval of the Continuing Directors (or the approval of the sole Continuing Director if there shall only be one Continuing Director then in office) shall be required in order to, prior to the Effective Time, (i) amend, modify or terminate this Agreement, or agree or consent to any amendment, modification or termination of this Agreement, in any case on behalf of the Company; (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under this Agreement; (iii) exercise or waive any of the Company’s rights under this Agreement; or (iv) amend or otherwise modify in any material respect the Company Charter Documents, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, the holders of Shares (other than Parent or Merger Sub), and such approval by a majority of the Continuing Directors (or the sole Continuing Director if there shall only be one Continuing Director then in office) constitute the authorization of the full Company Board with respect to the action so approved, and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize, or for the Company to take, such action.

Section 1.4                                    Top-Up Option.

(a)                                 The Company hereby grants to Merger Sub an option that is irrevocable during the term of this Agreement (the “Top-Up Option”), exercisable upon the terms and subject to the conditions set forth in this Section 1.4, to purchase the number of Shares (the “Top-Up Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent, Merger Sub and any wholly owned Subsidiary of Parent immediately prior to the exercise of the Top-Up Option, shall constitute up to one share more than 90% of the Fully Diluted Shares but not less than one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. The Top-Up Option may be exercised by Merger Sub only once in whole or in part; provided that in no event shall the Top-Up Option be exercisable to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the Company’s then authorized and unissued Shares (giving effect to Shares reserved for issuance under the Stock Plans, as if such Shares were outstanding).

(b)                                 The Top-Up Option may be exercised by Merger Sub at any time at or after the Acceptance Time and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (i) no provision of any applicable Law, and no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other Governmental Authority of competent jurisdiction, shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise; and (ii) upon exercise of the Top-Up Option and delivery of the Top-Up Option Shares, the aggregate number of Shares owned by Parent, Merger Sub and any wholly owned Subsidiary of Parent shall constitute at least one share more than 90% of the number of Shares then outstanding immediately after the issuance of the Top-Up Option Shares, provided, further, that the Top-Up Option shall terminate concurrently with any termination of this Agreement.  Upon exercise of the Top-Up Option, Parent, Merger Sub and the Company covenant to cause the Closing to occur as promptly as practicable following the issuance of the Top-Up Option Shares.

(c)                                  The Parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished in a manner consistent with all applicable Law (provided that for purposes of this Section 1.4, applicable Law shall not include any rules or regulations of the NASDAQ Stock Market LLC or any other stock exchange), including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. If Merger Sub wishes to so exercise the Top-Up Option, Merger Sub shall give the Company written notice thereof specifying a place and time for the closing of such purchase. At such closing, (i) the purchase price in respect of the Top-Up Option Shares purchased upon such exercise of the Top-Up Option (which shall equal the product of (A) the number of Top-Up Option Shares being purchased pursuant to the Top-Up Option and (B) the Offer Price) shall be paid to the Company, at Merger Sub’s election, either (x) entirely in cash, by wire transfer of immediately available funds to an account designated by the Company or (y) by delivering to the Company Merger Sub’s unsecured, non-negotiable, non-transferable promissory note in the principal amount of such purchase price, which promissory note shall bear interest at the applicable short term federal rate per annum for U.S. income tax purposes (as periodically set by the IRS), shall mature on the first anniversary of the date thereof, and may be prepaid in whole or in part without premium or penalty, or (z) by a combination thereof; and (ii) the Company shall deliver to Merger Sub a certificate or certificates representing the number of Top-Up Option Shares so purchased.  The Parties agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company and, in any event, as promptly thereafter as possible.  The Parties further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 302A.621 of the MBCA as contemplated by Section 6.1(c) as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares.

(d)                                 Parent and Merger Sub acknowledge that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act, and represent that the Top-Up Option Shares will be issued in reliance upon an exemption thereunder for transactions not involving a public offering.  Merger Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.  Any certificates evidencing the Top-Up Option Shares shall include any legends required by applicable securities Laws.

(e)                                  In the event of any change in the number of shares of outstanding Company Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Merger Sub’s rights under this Section 1.4, the number of and the purchase price for Top-Up Option Shares will be adjusted appropriately so as to restore to Merger Sub its rights hereunder with respect to the Top-Up Option as the same exists as of the date of this Agreement.

ARTICLE 2
THE MERGER

Section 2.1                                    The Merger.  Subject to the terms and conditions of this Agreement and in compliance with the MBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation.  For purposes of this Agreement, (a) the corporation surviving the Merger after the Effective Time is sometimes referred to as the “Surviving Corporation;” and (b) the Company and Merger Sub are collectively referred to as the “Constituent Corporations.”

Section 2.2                                    Merger Closing.

(a)                                 The Merger shall be consummated (the “Closing”) at 9:00 a.m. (Central time) on a date to be specified by Parent (the “Closing Date”), which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 7 (other than any such conditions that by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Faegre Baker Daniels LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.

(b)                                 At the Closing, the Parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Minnesota articles of merger (the “Articles of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the MBCA and shall make all other filings or recordings required under the MBCA (if any).  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota, or at such later time as Parent and the Company shall agree and specify in the Articles of Merger (the date and time the Merger becomes effective, the “Effective Time”).

Section 2.3                                    Effect of Merger; Organizational Documents; Directors and Officers.

(a)                                 The Merger shall have the effects set forth in this Agreement and in Section 302A.641 of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers, franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b)                                 At the Effective Time, in accordance with Section 302A.611, Subd. 1(d), of the MBCA, the articles of incorporation of the Company shall be amended and restated in their entirety to read the same as the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Analysts International Corporation” and subject to any other modifications required by the last sentence of Section 6.8(a) hereof.  From and after the Effective Time, such articles of incorporation shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.  From and after the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation (except that all references therein to Merger Sub shall be automatically amended and shall become references to Surviving Corporation), until thereafter amended in accordance with applicable Law.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation or removal or their respective successors are elected or appointed and qualified in accordance with applicable Law, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until the earlier of their resignation or removal or until their respective successors have been elected or appointed and qualified in accordance with applicable Law, as the case may be.  At the Closing, the Company shall retain in its possession the minute books, corporate books and all other documents, books, records, agreements and financial records (other than the stock records) of the Company.

Section 2.4                                    Conversion of Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of the capital stock of Merger Sub, each share of common stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.5                                    Conversion of Shares.

(a)                                 At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Shares the following shall occur:

(i)                                     Each Share issued and outstanding immediately prior to the Effective Time (other than (A) any Shares to be cancelled pursuant to Section 2.5(a)(ii); and (B) any Dissenting Shares) shall be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Certificate representing any such Shares or of any Book-Entry Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or such Book-Entry Shares in accordance with Section 2.7, without interest and subject to any withholding of Taxes required by applicable Law.

(ii)                                  Each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be automatically cancelled without any conversion thereof and no payment shall be made with respect thereto.

(b)                                 If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed in accordance with the terms of this Agreement into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and Merger Consideration, as applicable, shall be appropriately adjusted.

Section 2.6                                    Dissenters’ Rights.

(a)                                 Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held of record or beneficially by a Person who has not voted in favor of approval of the Merger and adoption of the Plan of Merger and who is entitled to demand and properly demands dissenter’s rights with respect to such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Sections 302A.471 and 302A.473 of the MBCA (the “Dissenters’ Rights”), shall not be converted into or represent the right to receive the Merger Consideration for such

Dissenting Shares but instead shall be entitled only to payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with the Dissenters’ Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Dissenters’ Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration, without interest thereon.  If any demand for fair value is made of Dissenting Shares and the Top-Up Option was exercised prior to the Effective Time, then for purposes of determining the fair value of any Dissenting Shares, the cash received and value of the promissory note received by the Company in payment of the exercise price of the Top-Up Option shall be treated as if it had not been paid to or received by the Company and the Shares issued upon exercise of the Top-Up Option shall be treated as if they were not issued or outstanding.

(b)                                 The Company shall provide prompt notice to Parent and its counsel of any demands, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law that are received by the Company for Dissenters’ Rights with respect to any Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.7                                    Exchange of Certificates.

(a)                                 Paying Agent.  Wells Fargo Bank, N.A. shall act as agent (the “Paying Agent”) for the payment of the aggregate Merger Consideration in accordance with the terms of this Section 2.7.  Parent shall, or shall take all steps necessary to enable and cause Merger Sub to, deposit with the Paying Agent at or prior to the Effective Time, the cash necessary to pay for the Shares converted into the right to receive the Merger Consideration pursuant to Section 2.5 (the “Exchange Fund”).  The Exchange Fund shall not be used for any other purpose.  The Exchange Fund shall, pending its disbursement to such holders, be invested in Marketable Securities by the Paying Agent as directed by Parent; provided that no gain or loss thereon shall affect the amounts payable hereunder and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent’s obligation under this Agreement.  Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs, and no part of such net profits shall accrue to the benefit of holders of the Shares.

(b)                                 Exchange Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was a holder of record of Shares immediately prior to the Effective Time, whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.5, (i) the form of letter of transmittal for use in effecting the surrender of stock certificates that immediately prior to the Effective Time represented Shares (each, a “Certificate”) or uncertificated Shares represented by book-entry (“Book-Entry Shares”) (which transmittal letter shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent); and (ii) instructions for use in surrendering the Certificates or Book-Entry Shares in exchange for the Merger Consideration.  Upon surrender of a Certificate or a Book-Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, net of applicable Taxes withheld pursuant to Section 2.7(f), and the Certificate or Book-Entry Shares so surrendered shall then be cancelled.  If payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate(s) formerly representing Shares are registered in the transfer records of the Company, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall be made only to the Person in whose name such Book-Entry Shares are registered.  Until surrendered in accordance with this Section 2.7, each Certificate and Book-Entry Share shall be deemed at all times from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of the Shares previously represented by such Certificate or Book-Entry Share pursuant to this Article 2.  No interest shall be paid or shall accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article 2.

(c)                                  No Further Ownership Rights in Shares.  The Merger Consideration paid upon the surrender for exchange of Certificates and Book-Entry Shares in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates and Book-Entry Shares.  From and after the Effective Time, the stock transfer books of the Company shall be closed and the Surviving Corporation shall not permit any further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article 2, except as otherwise provided by Law.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article 2 shall thereafter only be entitled to receive from Parent (subject to abandoned property, escheat or similar Laws, as general creditors thereof) payment of their claim for Merger Consideration.  To the extent permitted by applicable Law, none of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of Shares immediately prior to the time when such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(e)                                  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Paying Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto pursuant to this Agreement.

(f)                                   Withholding Rights.  Parent, Merger Sub, the Paying Agent and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, whether pursuant to Section 1.1(e), Section 2.5(a)(i) or Section 2.8, such amounts, if any, as Parent, Merger Sub, the Paying Agent or the Company is required to deduct and withhold with respect to the making of such payment under the applicable Law.  To the extent that amounts are so withheld by Parent,

Merger Sub, the Paying Agent or the Company, such amount shall be (i) paid over to the appropriate Tax Authority; and (ii) treated for all purposes of this Agreement as having been paid to the former holder of the Shares, Options or Shares of Restricted Stock, as the case may be, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Paying Agent or the Company.

Section 2.8                                    Equity-Based Compensation Plans and Awards.

(a)                                 Treatment of Restricted Stock.  Each share of Restricted Stock that is outstanding immediately prior to the Effective Time shall be treated in the same manner as Shares that are issued and outstanding immediately prior to the Effective Time are treated under Section 2.5.

(b)                                 Treatment of Options.

(i)                                     With respect to each Option issued under the 2000 Non-Qualified Stock Option Plan (a “2000 Option”) and the 2004 Equity Incentive Plan (a “2004 Option”) that is outstanding immediately prior to the Effective Time, (A) if the exercise price of any unvested or vested 2000 Option or 2004 Option is equal to or greater than the Merger Consideration, such 2000 Option or 2004 Option, as applicable, shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (B) if the exercise price of any vested or unvested 2000 Option or 2004 Option is less than the Merger Consideration, such 2000 Option or 2004 Option, as applicable, shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 2.8(b)(i), a lump sum cash payment in the amount of the aggregate Option Consideration with respect to such 2000 Option or 2004 Option, as applicable.  Following the Effective Time, no 2000 Option or 2004 Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of a 2000 Option or 2004 Option shall cease to have any rights with respect thereto, except to receive the consideration (if any) set forth in this Section 2.8(b)(i) in exchange for such 2000 Option or 2004 Option, as applicable, in accordance with this Section 2.8(b)(i).  The consideration (if any) payable under this Section 2.8(b)(i) to each former holder of a 2000 Option or 2004 Option, as applicable, that was outstanding immediately prior to the Effective Time shall be paid by the Surviving Corporation to such former holder as soon as practicable following the Effective Time (but in any event not later than three Business Days thereafter), net of any Taxes withheld pursuant to Section 2.7(f).  The Company Board shall terminate the 2000 Non-Qualified Stock Option Plan and the 2004 Equity Incentive Plan effective as of the Effective Time.

(ii)                                  With respect to each Option issued under the 1996 Stock Option Plan for Non-Employee Directors for which an option cancellation agreement was signed by the holder thereof (a “1996 Option”), the 1999 Stock Option Plan for which an option cancellation agreement was signed by the holder thereof (a “1999 Option”), and the 2009 Equity Incentive Plan (a “2009 Option”) that is outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time,  (A) if the exercise price of any vested or unvested 1996 Option, 1999 Option, or 2009 Option is equal to or greater than the Merger Consideration, such 1996 Option, 1999 Option, or 2009 Option, as applicable, shall terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (B) if the exercise price of any vested or unvested 1996 Option, 1999 Option, or 2009 Option is less than the Merger Consideration, such 1996 Option, 1999 Option, or 2009 Option, as applicable, shall terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time in exchange for the right to receive, in accordance with this Section 2.8(b)(ii), a lump sum cash payment in the amount of the aggregate Option Consideration with respect to such 1996 Option, 1999 Option, or 2009 Option, as applicable.  Following the earlier of the Acceptance Time or the Effective Time, no 1996 Option, 1999 Option, or 2009 Option that was outstanding immediately prior to the earlier of the

Acceptance Time or the Effective Time shall remain outstanding and each former holder of a 1996 Option, 1999 Option, or 2009 Option shall cease to have any rights with respect thereto, except to receive the consideration (if any) set forth in this Section 2.8(b)(ii) in exchange for such 1996 Option, 1999 Option, or 2009 Option, as applicable, in accordance with this Section 2.8(b)(ii).  The consideration (if any) payable under this Section 2.8(b)(ii) to each former holder of a 1996 Option, 1999 Option, or 2009 Option, as applicable, that was outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time shall be paid by the Surviving Corporation to such former holder as soon as practicable following the earlier of the Acceptance Time or the Effective Time (but in any event not later than three Business Days thereafter), net of any Taxes withheld pursuant to Section 2.7(f).  The Company Board shall terminate the 1996 Stock Option Plan for Non-Employee Directors, the 1999 Stock Option Plan, and the 2009 Equity Incentive Plan, effective as of the Effective Time.

(c)                                  Treatment of Restricted Stock Units.  Each outstanding award of a right (other than awards of Options) entitling the holder thereof to Shares or cash equal to or based on the value of Shares (a “Restricted Stock Unit”) issued under the 2009 Equity Incentive Plan that is outstanding or payable as of immediately prior to the earlier of the Acceptance Time or the Effective Time, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the earlier of the Acceptance Time or the Effective Time in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Restricted Stock Unit; and (ii) the Merger Consideration, net of any Taxes withheld pursuant to Section 2.7(f).  Following the earlier of the Acceptance Time or the Effective Time, no such Restricted Stock Unit that was outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time shall remain outstanding and each former holder of any such Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.8(c) in exchange for such Restricted Stock Unit in accordance with this Section 2.8(c).  The consideration payable under this Section 2.8(c) to each former holder of a Restricted Stock Unit that was outstanding immediately prior to the earlier of the Acceptance Time or the Effective Time shall be paid by the Company to such former holder as soon as practicable following the earlier of the Acceptance Time or the Effective Time (but in any event not later than three Business Days thereafter), net of any Taxes withheld pursuant to Section 2.7(f).

(d)                                 Treatment of ESPP.  During the term of this Agreement the Company shall cause no further offering periods to commence under the ESPP from and after the date of this Agreement.  The Company Board shall terminate the ESPP effective as of immediately after the last day of the offering period thereunder that commenced on August 1, 2013, provided that such termination shall be contingent upon the occurrence of the Acceptance Time or the Effective Time.

Section 2.9                                    Further Action.  If at any time after the Effective Time, any further action is necessary or desirable to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of the Constituent Corporations, the officers and directors of the Surviving Corporation are fully authorized in the name of each Constituent Corporation, or otherwise, to take, and shall take, all such lawful and necessary action.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in the Company SEC Reports filed prior to the date hereof (other than (i) any information that is contained in the “Risk Factors” section of such reports, except to the extent such information consists of factual historical statements; and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such reports) if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent; or (b) set forth on the disclosure letter (each section of which qualifies

(i) the correspondingly numbered representation and warranty or covenant; and (ii) other sections of this Agreement to the extent reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections) delivered by the Company to Parent (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1                                    Organization.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.  The Company has all requisite corporate power and authority necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted.  The Company possesses all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of its business as now conducted (collectively, “Permits”), except for such Permits the lack of which has not had a Company Material Adverse Effect.

(b)                                 The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws that are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 29, 2012 (the “Company Charter Documents”) are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.  All such Company Charter Documents are in full force and effect, and the Company is not in violation in any respect of any of the provisions thereof.

Section 3.2                                    Capitalization.

(a)                                 The authorized capital stock of the Company consists of 24,000,000 shares of Company Common Stock.  As of August 23, 2013, 2013: (A) 5,117,627 shares of Company Common Stock were issued and outstanding (including 93,800 shares of Restricted Stock); (B) 329,450 shares of Company Common Stock were issuable upon exercise of Options, and 708,985 shares of Company Common Stock were reserved for issuance under the Stock Plans (including upon exercise of the Options); and (C) 57,192 shares of Company Common Stock were issuable under Restricted Stock Units.  Otherwise, since August 23, 2013 and through the date hereof, no additional shares of Company Common Stock have been, or are expected to be, issued unless in connection with the exercise of outstanding Options or the vesting of restricted stock units.  Such issued and outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the MBCA and the Company Charter Documents or any agreement to which the Company is a party or by which the Company is otherwise bound.

(b)                                 Section 3.2(b) of the Company Disclosure Letter sets forth a complete and accurate list of all Stock Plans, indicating for each Stock Plan, as of August 23, 2013, (i) the number of shares of Company Common Stock issued under such Stock Plan; (ii) the number of shares of Company Common Stock subject to outstanding Options under such Stock Plan; (iii) the number of shares of Company Common Stock reserved for future issuance under such Stock Plan; (iv) the number of shares of Company Common Stock (including Restricted Stock) vested under such Stock Plan; (v) the number of Shares of Company Common Stock (including Restricted Stock) unvested under such Stock Plan; (vi) the name of each holder of an unexercised Option, including, for each Option, (A) the date of grant; (B) the number of vested and unvested Shares underlying the Option; (C) the corresponding vesting and exercisability schedule; (D) expiration date; and (E) exercise price; (vii) the aggregate number of shares of Restricted Stock outstanding; (viii) the name of each holder of Restricted Stock, including, for each Restricted Stock award, (A) the date of the award; (B) the number of shares of Restricted Stock held by each holder; and (C) the corresponding vesting schedule; (ix) the aggregate number of Restricted Stock Units outstanding; and (x) the name of each holder of a Restricted Stock Unit, including for each

Restricted Stock Unit, (A) the date of grant; (B) the number of vested and unvested Shares underlying the Restricted Stock Unit; and (C) the corresponding vesting schedule.  The Company has made available to Parent complete and accurate copies of all (w) Stock Plans; (x) forms of agreements evidencing Options; (y) forms of agreements evidencing Shares of Restricted Stock; and (z) forms of agreements evidencing Restricted Stock Units.  There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote.  Except as set forth in this Section 3.2 and in Section 3.2(b) of the Company Disclosure Letter, and except for the rights issued to the holders of Company Common Stock pursuant to the Rights Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company; (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  No Right Certificates (as defined in the Rights Agreement) are outstanding and no rights issued under the Rights Agreement are exercisable.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities.  The Company is not a party to any voting agreement with respect to the voting of any Company Securities.

Section 3.3                                    Authorization; No Conflict.

(a)                                 The Company has the requisite corporate power and authority to enter into and deliver this Agreement and, subject to the adoption of this Agreement by the Company’s shareholders under the MBCA and the Company Charter Documents to the extent required by applicable Law in the case of the Merger, to carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly authorized and approved by the Company Board (and the Special Committee).  No other corporate proceeding on the part of the Company is necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, except, in the case of the Merger (to the extent required by the MBCA and the Company Charter Documents), for the approval of the Merger and adoption of the Plan of Merger by the holders of a majority of the issued and outstanding Shares (the “Required Company Shareholder Vote”).  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, assuming due and valid authorization, execution and delivery thereof by Parent and Merger Sub, enforceable against the Company in accordance with its terms.

(b)                                 Neither the execution and delivery of this Agreement by the Company nor the performance or consummation by the Company of the Transactions will (i) result in a violation or breach of or conflict with the Company Charter Documents; (ii) result in a modification, violation or breach of, increased liability under or conflict with any provisions of, or result in the loss of any material benefit under or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase (including pursuant to any right of first refusal or the like) under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any consent under, or result in the creation of any Lien upon, any of the properties, rights or assets owned or operated by the Company under any of the terms, conditions or provisions of any Company Material Contract to which the Company is a party or by which the Company or its properties, rights or assets may be bound; or (iii) subject to receipt of the Required Company Shareholder Vote (to the extent required by the MBCA and the Company Charter Documents) and obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 3.3(c), violate any judgment, ruling, order, writ, injunction or decree of any Governmental Authority (“Judgment”) or any statute, code, decree, law, ordinance, rule, regulation or order of any Governmental Authority (“Law”), in each case applicable to the Company or its properties or assets, other than, with respect to events described in the foregoing clauses (ii) and (iii), as would not (A) materially and adversely affect the ability of the Company to carry out its obligations under this Agreement, and to consummate the Transactions; or (B) otherwise have a Company Material Adverse Effect.

(c)                                  No consent, approval, order or authorization of, or registration, declaration or filing with, any United States federal, state or local governmental or regulatory authority, court, body or instrumentality or any governmental or regulatory authority, court, body or instrumentality outside of the United States (each, a “Governmental Authority”) is necessary to be obtained or made by the Company in connection with the Company’s execution and delivery of this Agreement or the consummation by the Company of the Transactions, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business; (ii) the filing with the SEC of (A) the Offer Documents and Schedule 14D-9; (B) if necessary, a proxy statement or an information statement in definitive form relating to the Company Shareholders Meeting (as defined in Section 6.1(a)) (such proxy statement or information statement, as amended or supplemented from time to time, the “Information Statement”) and compliance with other applicable requirements of the Exchange Act; (C) any information statement required by Rule 14f-1 promulgated by the SEC under the Exchange Act (the “14f-1 Statement”) in connection with the Offer that may be included in Schedule 14D-9; and (D) such reports under Section 13 or 16 of the Exchange Act as may be required in connection with this Agreement and the Transactions; (iii) compliance with the rules of the NASDAQ Stock Market LLC; (iv) such filings and registrations as may be required under Chapter 80B of the Minnesota Statutes; and (v) the other consents of Governmental Authorities set forth in Section 3.3(c) of the Company Disclosure letter.

(d)                                 A committee consisting of only disinterested directors of the Company Board, which complies with the requirements for such a committee set forth in Section 302A.673, Subd. 1(d), of the MBCA, and acting in accordance with Section 302A.673 of the MBCA (the “Special Committee”), at a meeting duly called and held, has unanimously:

(i)                                     approved this Agreement, the Plan of Merger and the Transactions (including the Offer, the Merger and the Top-Up Option), which approval, to the extent applicable and assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7(b), constituted approval under the provisions of Sections 302A.011, Subd. 38(h), for the purposes of Sections 302A.671, 302A.673, Subd. 1, and 302A.675 of the MBCA as a result of which this Agreement, the Plan of Merger and the Transactions, including the Offer, the Merger, the Top-Up Option and the other Transactions, are not and will not be subject to the restrictions on “control share acquisitions” or “business combinations” with an “interested shareholder” under the provision of Sections 302A.671 and 302A.673, respectively, of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA; and

(ii)                                  recommended to the Company Board that the Company Board approve this Agreement, the Plan of Merger and the Transactions (including the Offer, the Merger and the Top-Up Option).

(e)                                  The Company Board, at a meeting duly called and held, has duly and unanimously adopted resolutions and not subsequently rescinded or modified in any way (i) declaring that this Agreement and the Transactions, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of the Company and its shareholders; (ii) approving and declaring advisable this Agreement, the Plan of Merger and the Transactions, including the Offer, the Merger and the Top-Up Option (such approval having been made in accordance with the MBCA, including for purposes of Section 302A.613, Subd.1, thereof); (iii) recommending that the Company’s shareholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger and adopt the Plan of Merger (such recommendations, the “Board Recommendation,” and such actions by the Company Board in this Section 3.3(e) and the actions of the Special Committee set forth in Section 3.3(d), collectively, the “Board Actions”); and (iv) directing that the approval of the Merger and the adoption of the Plan of Merger be submitted, as promptly as practicable upon consummation of the Offer, to Merger Sub (in its capacity as a shareholder of the Company) and any other shareholders of the Company requested by Parent, if required to consummate the Merger under the MBCA.

(f)                                   Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7, no further action is required by the Company Board (or any committee thereof) or the shareholders of the Company to render inapplicable to this Agreement, the Plan of Merger, the Offer, the Merger, the Top-Up Option and the other Transactions (i) the restrictions on a “control share acquisition” (as defined in Section 302A.011, Subd. 38, of the MBCA) set forth in Section 302A.671 of the MBCA; (ii) the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011, Subd. 46 and Subd. 48, respectively, of the MBCA) set forth in Section 302A.673 of the MBCA; (iii) the “fair price requirement” set forth in Section 302A.675 of the MBCA; (iv) other similar anti-takeover statute or regulation in Minnesota; or (v) any anti-takeover provision in the Company Charter Documents and, accordingly, none of the foregoing anti-takeover or similar statute or regulation or any anti-takeover provision in the Company Charter Documents applies to this Agreement, the Plan of Merger, the Offer, the Merger or any other Transactions, other than Chapter 80B of the Minnesota Statutes.

Section 3.4                                    No Subsidiaries.  The Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity or ownership interest or any other capital stock of any Person.

Section 3.5                                    SEC Reports and Financial Statements.

(a)                                 Since December 29, 2012, the Company has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, certifications, registration statements, definitive proxy statements and other documents required to be filed or furnished by the Company with or to the SEC.  All such registration statements, forms, reports, schedules, certifications, registration statements, definitive proxy statements and other documents (including any financial statements, schedules or exhibits included or incorporated by reference therein and those that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports.”  As of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, (i) the Company SEC Reports filed prior to the date of this Agreement complied, and the Company SEC Reports to be filed after the date of this Agreement will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports; and (ii) none of such Company SEC Reports that is not a registration statement contained (or, in the case of Company SEC Reports to be filed after the date of this Agreement, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each Company SEC Report that is a registration statement, as amended or supplemented (if applicable), filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Report filed subsequent to the date of this Agreement and prior to the consummation of the Offer will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)                                 The balance sheets and the related statements of operations, statements of shareholders’ equity and comprehensive income (loss) and statements of cash flows (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained or to be contained in the Company SEC Reports complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been or will be prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as otherwise noted therein) and present or will present fairly in all material respects the financial position and the results of operations and cash flows of the Company as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).  Except as disclosed in the Company Financial Statements as of and for the period ended March 30, 2013 or included in the Company SEC Reports filed after that date and prior to the date of this Agreement, the Company does not have any liabilities or obligations required to be recorded or reflected on a balance sheet in accordance with GAAP, other than (i) liabilities or obligations incurred in the Ordinary Course of Business since March 30, 2013; (ii) liabilities or obligations that have not had a Company Material Adverse Effect; or (iii) liabilities or obligations incurred in connection with the Transactions.

(c)                                  The Company is neither a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the results, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Reports.

(d)                                 The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(e)                                  The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15 and 15d-15 promulgated under the Exchange Act) designed to provide reasonable assurance that information required to be disclosed by the Company in its filings with the SEC and other public disclosure documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

Section 3.6                                    Absence of Material Adverse Changes, etc.  Since March 30, 2013, there has not been or occurred any event, change, occurrence or development of a state of facts that has had a Company Material Adverse Effect.  From March 30, 2013 until the date of this Agreement, except as contemplated hereby, (a) the business of the Company, taken as a whole, has been conducted in the Ordinary Course of Business; and (b) there has not been any action or event that would have required the consent of Parent under Section 5.1 (other than actions or events of the kind set forth in Section 5.1(b)(ix) that have been taken or occurred in the Ordinary Course of Business) had such action or event occurred after the date of this Agreement.

Section 3.7                                    Absence of Litigation.  As of the date hereof, there is (a) no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its or their respective properties or assets, (b) no settlement or similar agreements that impose any ongoing obligation or restriction on the Company or (c) no Action pending or, to the Knowledge of the Company, threatened by the Company against any third party, that, in each case, would reasonably be expected to be, individually or in the aggregate, material to the Company, taken as a whole. The Company is not subject to any Orders of any Governmental Authorities that would reasonably be expected to be, individually or in the aggregate, material to the Company, taken as a whole. There are no internal investigations or internal inquiries being conducted, or that have been conducted since December 29, 2012, by or at the direction of the Company Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that could reasonably be expected to lead to a voluntary disclosure or enforcement Action.

Section 3.8                                    Disclosure Documents.  Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Offer (the “Company Disclosure Documents”), including the Schedule 14D-9, if any, to be filed with the SEC in connection with the Offer, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.9                                    Broker’s or Finder’s Fees.  Except for Cherry Tree & Associates, LLC (the “Company Financial Advisor”), no agent, broker, investment banker, financial advisor or similar Person or firm acting on behalf of the Company or under the Company’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission from any of the Parties hereto in connection with any of the Transactions.

Section 3.10                             Employee Plans.

(a)                                 Section 3.10(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all Employee Benefit Plans. For purposes of this Agreement, “Employee Benefit Plan” means any material “employee benefit plan” within the meaning of Section 3(3) of ERISA, deferred compensation, retention, severance, change-in-control, bonus, incentive, equity compensation, fringe benefit, retirement, vacation and other paid time off and any other compensatory or employee benefit plan, contract or arrangement which is, or at any time during which the applicable statute of limitations remains open was, sponsored or maintained by the Company for any employee, independent contractor, officer or director of the Company or with respect to which the Company has any material liability.

(b)                                 (i) Except for any non-compliance or failure that has not had a Company Material Adverse Effect, each Employee Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; and (ii) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan.

(c)                                  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a current determination or opinion letter from the IRS to the effect that such Employee Benefit Plan is qualified and the plan and trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code.

(d)                                 The Company has not within the last six years (i) sponsored, maintained or been obligated to contribute to an Employee Benefit Plan that is or was ever subject to Section 412 of the Code or Title IV of ERISA; or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(e)                                  Except to the extent required under Section 4980B of the Code (or similar state laws) or where such provision would not result in a Company Material Adverse Effect, no Employee Benefit Plan of the Company provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of the Company.

(f)                                   No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Employee Benefit Plan which is covered by Title I of ERISA, which transaction has or will cause the Company to incur any material liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption.

(g)                                  The Company Board’s Compensation Committee has (i) approved each employment compensation, severance and employee benefit agreement, arrangement or understanding pursuant to which consideration is payable to any director or employee of the Company as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (including amendments to existing employment agreements, amendments to existing change in control agreements and/or new retention payment agreements being entered into by the Company and certain of the Company’s executive officers and other employees, in each case in connection with the Transactions); and (ii) taken all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such agreement, arrangement or understanding in accordance with Rule 14d-10(d)(2) under the Exchange Act.  The Company Board has determined that the Company’s Compensation Committee is comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto.

(h)                                 To the extent applicable, each non-U.S. Employee Benefit Plan of the Company has been maintained in substantial compliance with its terms and with the requirements of any and all applicable legal requirements and has been maintained, where required, in good standing with applicable regulatory authorities.  The Company has not incurred any material obligation in connection with the termination of or withdrawal from any non-U.S. Employee Benefit Plan. The present value of the accrued benefit liabilities (whether or not vested) under each non-U.S. Employee Benefit Plan of the Company which is funded, determined as of the end of the most recently ended fiscal year of the Company on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the property of such non-U.S. Employee Benefit Plan, and for each non-U.S. Employee Benefit Plan which is not funded, the obligations of such non-U.S. Employee Benefit Plan are properly accrued.

Section 3.11                             Taxes.

(a)                                 All material Tax Returns required to be filed by, or on behalf of, the Company have been timely filed, or will be timely filed, in accordance with applicable Law, and all such Tax Returns are, or will be at the time of filing, correct and complete in all material respects.  No Tax Return has been filed by the Company that reflects any tax return position which does not have “substantial authority” within the meaning of Section 6662 of the Code.  The Company has paid in full on a timely basis all material Taxes due and owing (whether or not shown to be due on any such Tax Returns), or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all Taxes in the Financial Statements of the Company in accordance with GAAP.  There are no material Liens on any of the assets or properties of the Company with respect to Taxes (other than Liens for Taxes not yet due and payable or for Taxes that the Company is contesting in good faith through appropriate proceedings and for which adequate accruals and reserves have been established in accordance with GAAP).  The Company has not incurred any material liability for Taxes since the date of the Company’s most recent financial statements outside the Ordinary Course of Business.

(b)                                 All income and franchise Tax Returns filed by the Company for years ending prior to January 1, 2009 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment, giving effect to extensions of waivers, has expired.  No claim, action, suit, dispute or proceeding in respect of any Taxes or examination or audit of any Tax Return of the Company by any Tax Authority is currently in progress or has been threatened in writing (including for this sentence with respect to a jurisdiction where the Company does not file Tax Returns).  No assessment or deficiency for any Tax has been proposed in writing against or with respect to any Taxes or Tax Returns of the Company.

(c)                                  The Company (i) is not and has not been included in any “consolidated,” “affiliated,” “unitary” or “combined” Tax Return provided for under the Law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period (other than a group that includes the Company and any Subsidiary of the Company); and (ii) has not incurred any liability for the payment of any Taxes for or to any other Person (other than the Company and any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Laws), as a transferee or successor, by contract, or otherwise, including as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any Taxes.

(d)                                 The Company has not been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(e)                                  During the past two years, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f)                                   All material Taxes required to be withheld or collected by or with respect to the Company have been timely withheld or collected, and to the extent required, have been timely paid to the appropriate Tax Authority since January 1, 2009.

(g)                                  The Company is neither a party to, nor is bound by, nor has any obligation under, any Tax Sharing Agreement, other than customary Tax indemnification or allocation provisions in commercial contracts not relating primarily to Taxes pursuant to which it will have any obligation to make any payments in respect of Taxes after the Effective Time.

(h)                                 No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company.  There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation for any claim for or collection of Taxes of the Company.

(i)                                     The Company will not be required to include any amounts in, or exclude any item of deduction from, income for any period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date; (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date; (iii) a prepaid amount received, or paid, prior to the Closing Date; (iv) an “intercompany transaction” or “excess loss account” described in the Treasury Regulations issued under Section 1502 of the Code (or any comparable provision of state, local or foreign Law); (v) deferred gains arising prior to the Closing Date; or (vi) any prepaid amount received on or prior to the Closing Date.

(j)                                    The Company is not obligated to make any payments, nor is the Company a party to any Contract that could obligate the Company to make any payments that will not be deductible under Section 280G of the Code (or any similar provision of any state, local or foreign Law).

(k)                                 There is no jurisdiction in which the Company is required to file Tax Returns where the Company has not and is not filing Tax Returns.

Section 3.12                             Environmental Matters.

(a)                                 The Company is and for the past five years has been in compliance with all applicable Environmental Laws in all material respects, which compliance includes obtaining, maintaining and complying with all permits, notices, approvals and authorizations, if any, required under Environmental Laws in connection with the operation of the Company’s business or owned or leased real property.

(b)                                 There are no pending or, to the Knowledge of the Company, threatened, demands, claims, investigations, proceedings, information requests, or notices against the Company or, to the Knowledge of the Company, any property currently or formerly leased by the Company alleging material non-compliance with or material liability under any Environmental Law.

(c)                                  The Company has not stored, released, used or disposed of any Hazardous Substances in a manner that would reasonably be expected to give rise to any material liability under any Environmental Laws.

Section 3.13                             Compliance With Laws.  Except as has not had a Company Material Adverse Effect, the Company is, and since January 1, 2012, has been, in compliance with all Laws applicable to the Company or by which the Company or its business or properties is bound.  Since January 1, 2012, no Governmental Authority has issued any written notice or written notification stating that the Company is not in compliance with any Law, except where any such non-compliance has not had a Company Material Adverse Effect.

Section 3.14                             Intellectual Property.

(a)                                 The Company owns, or licenses, sublicenses or otherwise possesses legally enforceable rights to use, all Intellectual Property used to conduct the business of the Company, as conducted as of the date hereof (“Company Intellectual Property”).  For purposes of this Agreement, the term “Intellectual Property” means any and all intellectual and industrial property and proprietary rights, including (i) patents, trademarks, service marks, trade names, copyrights and copyrighted works (including website content and advertising materials), domain names, designs and trade secrets; (ii) applications for and registrations of the foregoing (including divisions, provisional, continuations, continuations-in-part, reissues, re-examinations, foreign counterparts and renewals), domain names and designs; (iii) inventions (whether patentable or not), discoveries, utility models, processes, formulae, methods, confidential information, schematics, technology, know-how, computer software programs and applications, code, databases, systems and documentation; and (iv) customer lists and confidential information.

(b)                                 Section 3.14(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all material Company Registered Intellectual Property, including the jurisdictions in which each such asset has been issued or registered or in which any application for such issuance and registration has been filed.  The Company exclusively owns, free and clear of any and all Liens, all of the Company Registered Intellectual Property. For purposes of this Agreement, the term “Company Registered Intellectual Property” means all applications for and registrations for any patents (including divisions, continuations, continuations-in-part and renewals), trademarks, service marks, trade names, domain names, copyrights and designs that are currently active as of the date of this Agreement, in each case owned by the Company.

(c)                                  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger will not result in the breach of, or create on behalf of any third party the right to terminate, impair or modify (i) any license, sublicense or other agreement relating to any material Intellectual Property owned by the Company; or (ii) any license, sublicense and other agreement as to which the Company is a party and pursuant to which the Company is authorized to use any third-party Intellectual Property that is material to the Company’s business (“In-licensed Intellectual Property”); or (iii) any right of the Company to develop, use, sell, or dispose of, or to bring any action for the infringement of any Company Intellectual Property.

(d)                                 To the Knowledge of the Company, the conduct of the Company’s business as conducted on the date hereof does not infringe, violate or constitute a misappropriation of any Intellectual Property of any third party.  Within the prior three years, the Company has not received any written claim or notice from any Person (including by way of a cease and desist letter or an unsolicited offer for a license) (i) alleging any such infringement, violation or misappropriation; or (ii) advising that such Person is challenging or threatening to challenge the ownership, use, validity or enforceability of any Company Intellectual Property (other than validity and enforceability challenges raised by intellectual property examiners in connection with the ex parte examination of intellectual property applications that are disclosed on Section 3.14(d) of the Company Disclosure Letter).

(e)                                  To the Company’s Knowledge, no third party is infringing, violating or misappropriating any of the Company Intellectual Property in any material respect.

Section 3.15                             Employment Matters.  The Company is neither the subject of, nor, to the Company’s Knowledge, is there threatened, any proceeding asserting that the Company has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization.  There are no pending or, to the Company’s Knowledge, threatened labor strikes, walkouts, work stoppages, slow-downs or lockouts involving the Company, nor have there been any such actions within the past three years.  The Company is neither a party to, nor is it currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any labor union or organization.  To the Company’s Knowledge, there are no union organizing activities involving any employees of the Company, nor have there been any such activities within the past three years.  To the Company’s Knowledge, the Company has not failed to comply with all applicable Laws relating to labor and employment, except to the extent any failure to comply with applicable Laws by the Company has not had a Company Material Adverse Effect.  The Company is neither a party to, nor is otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices.  No material Action brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of any employees of the Company is pending or, to the Knowledge of the Company, threatened.

Section 3.16                             Material Contracts.

(a)                                 As used in this Agreement, “Company Material Contract” means each “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC.

(b)                                 Each Company Material Contract is valid, binding and enforceable on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and except where the failure to be binding, enforceable or in full force and effect, has not had a Company Material Adverse Effect.  The Company has not received written notice that it has breached, violated or defaulted under any Company Material Contract, except for breaches, violations or defaults that have not had a Company Material Adverse Effect.  The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions and the compliance with the provisions of this Agreement will not result in a breach or violation of, or default under, in any material respect, any Company Material Contract.

(c)                                  The standstill provisions set forth in each non-disclosure agreement entered into by the Company in connection with a possible business-combination transaction with the Company in 2013 will terminate upon public announcement of the entry into this Agreement by the Company.

Section 3.17                             Properties.

(a)                                 The Company neither owns a fee interest in any real property, nor has the Company owned since September 30, 2003 a fee interest in any real property.

(b)                                 The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets.  There are no Liens on any such tangible property or assets, except for (i) Liens reflected in the Company Financial Statements; (ii) Liens for Taxes, assessments or governmental charges or levies on property not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been provided on the appropriate Company Financial Statements in accordance with GAAP; and (iii) Liens that do not have a Company Material Adverse Effect.

(c)                                  Section 3.17(c) of the Company Disclosure Letter sets forth a complete and accurate list of all Contracts pursuant to which the Company leases or subleases any real property (collectively “Company Leases”).  The real property leased or occupied under any of the Company Leases shall hereinafter be referred to as the “Leased Real Property.”  The Company holds a valid leasehold interest in each Company Lease except for any invalidity that has not had a Company Material Adverse Effect.

Section 3.18                             Rights Agreement.  The Company has amended the Amended and Restated Rights Agreement, dated February 27, 2008, as amended (the “Rights Agreement”), pursuant to amendments permitted pursuant to the terms of the Rights Agreement, to (i) render the rights issued pursuant to the Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement; and (ii) ensure that (A) none of Parent, Merger Sub or any other direct or indirect subsidiary of Parent is or shall become an Acquiring Person (as defined in the Rights Agreement) solely as a result of the execution and delivery of this Agreement or the consummation of the Merger or any other transaction contemplated by this Agreement; (B) no Distribution Date (as defined in the Rights Agreement) or Shares Acquisition Date (as defined in the Rights Agreement) will occur, and that no holder of any rights issued under the Rights Agreement will be permitted to exercise any of such rights or to receive a Right Certificate (as defined in the Rights Agreement), solely by reason of the execution and delivery of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement; and (C) the Final Expiration Date (as defined in the Rights Agreement) will occur immediately prior to the Effective Time.

Section 3.19                             Fairness Opinion.  The Company Board has received from the Company Financial Advisor an opinion to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective Affiliates). Within three days after the date of this Agreement, the Company will deliver a true, correct and complete copy of such opinion to Parent.

Section 3.20                             Customers and Suppliers. Schedule 3.20 sets forth a complete and correct list of the names of (a) the 20 largest end clients of the Company, taken as a whole, and (b) the 10 largest suppliers of the Company, taken as a whole, showing total revenue received by the Company with respect to each end client, and the total payments made with respect to each supplier, as applicable, during the twelve-month period ended June 29, 2013.  As of the date hereof, the Company has not received a written notice from any such end client that it intends, and to the actual knowledge (with no duty of inquiry) of the officers of the Company identified in the definition of Knowledge no such end client has provided oral notice that it intends, to terminate its relationship with the Company or materially reduce or change the terms of its business with the Company.

Section 3.21                             No Additional Representations.  Neither the Company nor any of its Affiliates or Representatives is making any representation or warranty on behalf of the Company of any kind or nature whatsoever, oral or written, express or implied (including any relating to financial condition, results of operations, prospects, assets or liabilities of the Company), except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter), and the Company hereby disclaims any and all such other representations and warranties. Without limiting the express representations and warranties in this Agreement, and without limiting the broad nature of the disclaimer set forth in the prior sentence, no representation or warranty is made or implied as a result of the Company making available to Parent and Merger Sub any management presentations, information, documents, projections, forecasts and other material in the “electronic data room” or otherwise.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1                                    Organization.  Each of Parent and Merger Sub is a corporation organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Each of Parent and Merger Sub has all requisite corporate power and authority and possesses all licenses, franchises, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such licenses, franchises, permits, authorizations and approvals, the lack of which has not had a Parent Material Adverse Effect.

Section 4.2                                    Merger Sub.  Merger Sub is a wholly owned, direct subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions.  Since the date of its incorporation and prior to the Effective Time, Merger Sub has not carried, and will not carry, on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.3                                    Authorization; No Conflict.

(a)                                 Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by the respective Boards of Directors of Parent and Merger Sub, and by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of each of Parent and Merger Sub, assuming due and valid authorization, execution and delivery thereof by the Company, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b)                                 The respective Board of Directors of each of Parent and Merger Sub has, by resolutions duly adopted by the requisite vote of the directors present at a meeting of each such board, and not subsequently rescinded or modified in any way, approved and declared the advisability of this Agreement, the Offer, the Merger and the other Transactions.

(c)                                  Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the performance or consummation by Parent or Merger Sub of the Transactions will (i) result in a violation or breach of or conflict with the articles of incorporation, bylaws or other charter documents of Parent or Merger Sub; (ii) result in a modification, violation or breach of or conflict with any provisions of, or result in the loss of any material benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase (including pursuant to any right of first refusal or the like) under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by Parent or Merger Sub under any of the terms, conditions or provisions of any Material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets may be bound; or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3(d) below, violate any Judgment or Law applicable to Parent or Merger Sub or any of their respective properties or assets other than any such event or events described in items (ii) or (iii) that have not had a Parent Material Adverse Effect.

(d)                                 No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by Parent, any Parent Subsidiary or Merger Sub in connection with Parent’s or Merger Sub’s execution and delivery of this Agreement or the consummation by Parent or Merger Sub of the Transactions, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business; (ii) the filing with the SEC of the Offer Documents and such reports under Sections 13 or 16 of the Exchange Act as may be required in connection with this Agreement and the Transactions; (iii) compliance with the rules of the NASDAQ Stock Market LLC; and (iv) such filings and registrations as may be required under Chapter 80B of the Minnesota Statutes.

Section 4.4                                    Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the 14f-1 Statement will, on the date such documents are first published, sent or given to holders of Shares, or at any time at or prior to the Acceptance Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they shall be made, not misleading; and (ii) the Information Statement (if any) will, at the date it is first mailed to the holders of Shares or at the time of the Company Shareholders Meeting (if such a meeting is held), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.  No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents.

Section 4.5                                    Financing Commitment.

(a)                                 Parent has entered into the Financing Commitment with the Bank, pursuant to which the Bank has, among other matters, committed to permit Parent to borrow up to the amount specified in such Financing Commitment to fund the amounts payable hereunder to the holders of Shares and the costs and expenses of the transactions contemplated hereby upon and subject to the terms and conditions in such Financing Commitment (such financing, and any alternative financing, in the amount necessary to consummate the Transactions, the “Financing”). Parent has provided the Company with a true, complete and correct copy of the Financing Commitment with the Bank. As of the date of this Agreement, (i) the Financing Commitment with the Bank is in full force and effect, is a valid, binding and enforceable obligation of Parent, and to the Knowledge of Parent, the Bank, and has not been withdrawn or terminated or otherwise amended or modified in any respect relating to the Financing, and (ii) Parent is not in breach of any of the terms or conditions set forth in such Financing Commitment.  Such Financing Commitment supersedes all prior agreements between Parent and the Bank, constitutes the full and complete agreement between Parent and the Bank with respect to the Financing, and there are no other agreements between Parent and the Bank with respect to the Financing (subject to the execution of definitive documentation).  Parent has paid any and all commitment fees or other fees in connection with such Financing Commitment that are payable on or prior to the date of this Agreement.

(b)                                 As of the date of this Agreement, Parent has no Knowledge that it will be unable to satisfy the conditions of the making of the Financing to be satisfied by it set forth in the Financing Commitment with the Bank at the Acceptance Time. Assuming the funding of the Financing in accordance with such Financing Commitment, the proceeds from such Financing constitute all of the financing required for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Offer Price and the Merger Consideration, any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses (including any contemplated by such Financing Commitment). There are no conditions precedent, other than as expressly set forth in such Financing Commitment, to the Bank’s obligation to fund the Financing required for the consummation of the transactions contemplated hereby (subject to the execution of definitive documentation). As of the date of this Agreement, other than such Financing Commitment, there are no side letters or other agreements, arrangements or understandings (written or oral) relating to the Financing to which Parent is a party.

Section 4.6                                    Broker’s or Finder’s Fees.  No agent, broker, investment banker, financial advisor or similar Person or firm acting on behalf of Parent, Merger Sub or any Parent Subsidiary or under Parent’s, Merger Sub’s or any Parent Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses from any of the Parties hereto in connection with any of the Transactions.

Section 4.7                                    Ownership of Company Common Stock.  None of Parent, Merger Sub or Parent’s Affiliates (a) directly or indirectly owns, beneficially or otherwise, any of the outstanding Company Common Stock or (b) is an “interested shareholder” under Section 302A.011, Subd. 49, of the MBCA.

Section 4.8                                    Absence of Litigation.  There are no Actions pending or, to the Knowledge of Parent, threatened, to which Parent or Merger Sub or their respective executive officers or directors in such capacity is a party, or, to the Knowledge of Parent, that materially affects the assets of Parent or Merger Sub, except where such Actions have not had a Parent Material Adverse Effect.  There are no material Judgments outstanding (or, to the Knowledge of Parent, threatened) against Parent or Merger Sub, except for such outstanding or threatened Judgments that have not had a Parent Material Adverse Effect.

ARTICLE 5
CONDUCT OF BUSINESS

Section 5.1                                    Conduct of Business by the Company Pending the Effective Time.

(a)                                 Except as (1) Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed and shall be deemed given if an action is approved by the Company Board after the Director Appointment Date); or (2) such action is expressly permitted or required pursuant to this Agreement (including Section 5.1 of the Company Disclosure Letter), during the Pre-Closing Period, the Company shall (i) conduct its business in the Ordinary Course of Business; and (ii) use its reasonable best efforts to maintain and preserve intact the material aspects of its business organizations, to maintain its business relationships and goodwill with suppliers, contractors, distributors, customers, partners, licensors, licensees and others having material business relationships with it, to retain the services of the Company’s business associates and agents and to comply in all material respects with all applicable Laws and the requirements of all Material Contracts.

(b)                                 Without limiting the generality of the foregoing Section 5.1(a), and except as (1) Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed and shall be deemed given if an action is approved by the Company Board after the Director Appointment Date); or (2) such action is expressly permitted or required pursuant to this Agreement (including Section 5.1 of the Company Disclosure Letter), during the Pre-Closing Period, the Company shall not do any of the following:

(i)                                     acquire (by merger, consolidation, acquisition of stock or assets or otherwise), in one transaction or any series of related transactions, directly or indirectly, any assets, securities (other than Marketable Securities), properties, rights, interests or businesses (other than any such purchases in the Ordinary Course of Business);

(ii)                                  sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, transfer or dispose of, or create or incur any Lien on, any of the Company’s assets, securities (other than Marketable Securities), properties, rights, interests or businesses (other than any sale, lease or license of inventory in the Ordinary Course of Business);

(iii)                               amend or propose to amend the Company Charter Documents;

(iv)                              declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any shares of its capital stock or enter into any agreement with respect to the voting of its capital stock;

(v)                                 purchase, redeem or otherwise acquire, or authorize or agree to purchase, redeem or acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests;

(vi)                              split, combine, subdivide or reclassify any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of capital stock;

(vii)                           except (A) for Shares issuable upon the exercise or conversion of Options and Restricted Stock Units outstanding on the date hereof in accordance with their terms existing on the date hereof; (B) for Shares issuable upon the exercise of the Top-Up Option; and (C) with respect to Parent’s and Merger Sub’s participation in the Transactions, issue, sell, grant, dispose of, pledge, deliver, transfer or otherwise encumber or authorize, propose or agree to the issuance, sale, grant, disposition, pledge, delivery, transfer or encumbrance by the Company of, any shares of, or any options, warrants, calls, commitments or rights or any other agreements to acquire any shares of, or any securities convertible into or exchangeable for any shares of, or grant to any Person any right the value of which is based on the value of, its capital stock of any class, or any voting securities or equity interests or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date of this Agreement;

(viii)                        incur or assume any indebtedness for borrowed money (other than trade payables) or guarantee, endorse or otherwise become responsible (whether directly, contingently or otherwise) for any such indebtedness;

(ix)                              except as required by Law or agreements, plans or arrangements existing on the date hereof, (A) grant or increase the severance or termination pay to any current or former director, employee, agent or consultant of the Company; (B) other than in the Ordinary Course of Business, execute any employment, consultancy, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, employee, agent or consultant of the Company; (C) increase the benefits payable beyond the level of any existing severance or termination pay practices or employment agreements; (D) other than in the Ordinary Course of Business, increase the compensation, bonus or other benefits of any current or former director, employee, agent or consultant of the Company; (E) adopt, enter into or establish any new employee benefit plan or amend or terminate any existing Employee Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Benefit Plan if it were in existence as of the date of this Agreement; (F) provide for the grant of Options, Restricted Stock or any other equity-based compensation awards; (G) other than in the Ordinary Course of Business, loan or advance any money or other property to any present or former director or employee of the Company; or (H) enter into any collective bargaining agreement or other labor agreement;

(x)                                 make, change or rescind any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file claims for material Tax refunds, enter into any closing agreement with respect to any Tax, surrender any right to claim a Tax refund, agree to an extension or waiver of the statute of limitations with respect to Taxes, or settle or compromise any Tax claim, audit or assessment;

(xi)                              agree to or otherwise settle, compromise or otherwise resolve in whole or in part any Action for an amount of $250,000 or more or any of its obligations or liability in excess of such amount; provided, however, the Company shall not settle any Action (regardless of the amount involved) if any such settlement would impose any material obligation or restriction on the Company from time to time or on the Company’s ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any material changes to the business of the Company from time to time;

(xii)                           make or commit to make capital expenditures other than in the Ordinary Course of Business;

(xiii)                        make any loans, advances or capital contributions to, or investments in, any other Person, whether or not in the Ordinary Course of Business, in an amount of $100,000 or more;

(xiv)                       enter into any agreement, arrangement or commitment that limits or otherwise restricts the Company from time to time from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material changes or restrictions on its assets, operations or business;

(xv)                          enter into any material lease or sublease of real property (whether as lessor, sublessor, lessee or sublessee) or materially modify, materially amend, terminate or fail to exercise any right to renew any Company Lease;

(xvi)                       materially change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act;

(xvii)                    take or fail to take any action that would reasonably be expected to result in any of the Offer Conditions not being satisfied or prevent or materially delay or impede the consummation of the Transactions, except as permitted under Section 6.7;

(xviii)                 announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company (including any “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar action under a similar Law), other than routine employee terminations in the Ordinary Course of Business;

(xix)                       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); or

(xx)                          agree or commit to take any of the actions precluded by Section 5.1(b).

(c)                                  Notwithstanding the foregoing, the Parties to this Agreement acknowledge and agree that no consent of Parent or Merger Sub will be required with respect to any matter set forth in the Agreement to the extent the requirement of such consent would violate any applicable Law.

(d)                                 The Company shall file prior to the Closing Date all Tax Returns with respect to its taxable year ending December 31, 2012 that are due prior to the Closing Date.

ARTICLE 6
ADDITIONAL AGREEMENTS

Section 6.1                                    Preparation of Information Statement; Shareholders Meetings.

(a)                                 If the approval of the Merger and the adoption of the Plan of Merger by the holders of Shares is required by Law, including if Parent elects to cause the Company to file an Information Statement with the SEC before consummation of the Offer pursuant to Section 6.1(b) (the “Shareholder Approval”), then, in accordance with the MBCA, the Company Charter Documents, the Exchange Act, and any applicable rules and regulations of the NASDAQ Stock Market LLC, the Company, in consultation with Parent, shall as promptly as practicable after the earlier of consummation of the Offer or the Information Statement Clearance Date, for the purpose of obtaining the Shareholder Approval, duly set a record date for, call, give notice of, convene and hold a special meeting of shareholders of the Company (the “Company Shareholders Meeting”) as promptly as reasonably practicable following the earlier of the Acceptance Time or the Information Statement Clearance Date (with the record date and meeting date to be determined by Parent). Subject to Section 6.7(d)(ii), the Company Board shall recommend that the shareholders of the Company vote in favor of approval of the Merger and the adoption of the Plan of Merger. At the Company Shareholders Meeting, Parent will cause all Shares held of record by Parent or Merger Sub (or its assignees, if any) as of the applicable record date and entitled to vote thereon in favor of the approval of the Merger and the adoption of the Plan of Merger. The Company shall comply with the MBCA, the Company Charter Documents, the Exchange Act and the rules and regulations of the NASDAQ Stock Market LLC in connection with the Company Shareholders Meeting, including preparing and delivering the Information Statement to the Company’s shareholders as required pursuant to the Exchange Act and Section 6.1(b) below. If requested by Parent and subject to Section 6.7(d)(ii), the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and the adoption of the Plan of Merger, and secure any other approval of shareholders of the Company that is required by applicable Law to effect the Merger; provided, that (i) the Company shall not change the date of, postpone or adjourn the Company Shareholders Meeting without Parent’s prior written consent; and (ii) Parent may cause the Company to postpone or adjourn the Company Shareholders Meeting by prior written notice to the Company.

(b)                                 As promptly as reasonably practicable after the earlier of (i) the Acceptance Time or (ii) at the election of Parent, any Expiration Date on or after October 31, 2013, the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, the preliminary Information Statement in form and substance reasonably satisfactory to each of the Company and Parent relating to the Merger and the Transactions. Subject to Section 6.7(d)(ii), the Information Statement shall reflect the Board Recommendation and shall include a description of the other Board Actions.  Parent shall cooperate with the Company in the preparation of the preliminary Information Statement and the definitive Information Statement and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its reasonable best efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC and to cause the Information Statement in definitive form to be mailed to the Company’s shareholders at the earliest practicable time. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Information Statement if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Information Statement as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. The Company shall promptly provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from the SEC or its staff (including any request by the SEC or its staff for any amendments or supplements to the preliminary Information Statement or the definitive Information Statement), and the Company and Parent shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its shareholders, as promptly as reasonably practicable, such amendment or supplement. Parent and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments. The Information Statement shall comply in all material respects with all applicable requirements of Law.

(c)                                  Notwithstanding Sections 6.1(a) and (b), but without prejudice to the provisions of Section 1.4 (including, if the Top-Up Option has been exercised, the last sentence of Section 1.4(d)), if Parent, Merger Sub or any other wholly owned Subsidiary of Parent collectively acquires ownership of at least 90% of the Fully Diluted Shares pursuant to the Offer, the Parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the Acceptance Time without a meeting of shareholders of the Company, in accordance with Section 302A.621 of the MBCA.

Section 6.2                                    Employee Benefits Matters.

(a)                                 From and after the Effective Time, Parent shall honor and shall cause the Surviving Corporation to honor all Employee Benefit Plans of the Company (excluding the Stock Plans to be terminated at or prior to the Effective Time in accordance herewith) and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time; provided, however, Parent and/or the Surviving Corporation shall have the right to amend, terminate or otherwise modify any such Employee Benefit Plan of the Company and all employment, severance and termination plans and agreements in accordance with their terms or to conform with applicable Law from and after the Effective Time.

(b)                                 For purposes of any vesting, eligibility to participate and level of benefits under the employee benefit plans of Parent providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its predecessors before the Effective Time, to the same extent as such Company Employee was entitled, immediately before the Effective Time, to credit for such service under any similar Employee Benefit Plan in which such Company Employee participated immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits, service credit for benefit accruals under any defined benefit pension plan, or service credit under a newly established New Plan for which prior service is not taken into account for Company Employees generally. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting period, in any and all New Plans except to the extent any waiting period in effect under the comparable Employee Benefit Plan in which such Company Employee participated immediately prior to the Effective Time would not have been satisfied; and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents; and (B) Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Employee Benefit Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                                  Nothing in this Agreement shall modify or amend any Employee Benefit Plan of the Company or other agreement, plan, program, or document unless this Agreement explicitly states that the provision “amends” such Employee Benefit Plan of the Company or other agreement, plan, program, or document.  In the event of an irreconcilable conflict between any provision of this Agreement and the official plan documents for any Employee Benefit Plan, the official plan documents shall govern.  If (i) a Party other than the Parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Employee Benefit Plan or other agreement, plan, program, or document maintained by the Company, and (ii) such provision is deemed to be an amendment to such Employee Benefit Plan or other agreement, plan, program, or document maintained by the Company, even though not explicitly designated as such in this Agreement, then, solely with respect to the Employee Benefit Plan or other agreement, plan, program, or document maintained by the Company at issue, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.  Without limiting the generality of Section 9.6, nothing in this Section 6.2 shall be construed as giving any Person (including any Company Employee or dependent or beneficiary thereof) any right, remedy or claim under or in respect of this Section 6.2.

Section 6.3                                    Public Statements.  Each of Parent and the Company agrees that no public release or announcement concerning the Transactions shall be issued by any Party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law, court process or any listing rules of the NASDAQ Stock Market LLC or other national securities exchanges or trading markets; provided, however, that these restrictions shall not apply to any Company communications regarding (or any Parent communications in response thereto) either (a) a Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes or is reasonably expected to result in a Superior Proposal and that failure to take such action would likely result in a breach of the Company Board’s fiduciary duties under applicable Law; or (b) a Company Adverse Recommendation Change. The Parties shall issue a joint press release, mutually acceptable to the Company and Parent, promptly upon execution and delivery of this Agreement.

Section 6.4                                    Further Actions.  Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer, the Merger and, if exercised, the Top-Up Option and make effective the other Transactions as promptly as practicable. Without limiting the generality of the foregoing, each Party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made with or given to any Governmental Authority by such Party in connection with the Offer, the Merger, the Top-Up Option and the other Transactions; and (ii) shall use their reasonable best efforts to obtain each consent (if any) of any third party required, proper or advisable to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Offer, the Merger, the Top-Up Option and each of the other Transactions.  The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such consent obtained by the Company during the Pre-Closing Period.  The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any actions described in this Section 6.4.

Section 6.5                                    Notification of Certain Matters.  Prior to the Effective Time, the Company shall provide prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall provide prompt notice to the Company, of (a)(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (ii) any notice or other communication from any Governmental Authority in connection with the Transactions; (iii) any Actions commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or Parent and the Merger Sub, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement; or (ii) limit the remedies available to the Party receiving such notice.

Section 6.6                                    Access to Information; Confidentiality.

(a)                                 During the Pre-Closing Period, the Company shall afford, and shall cause the officers, directors and employees of the Company to afford, the officers, employees and agents of Parent and Merger Sub reasonable access during normal business hours, to the Company’s officers, employees, properties, facilities, books, records, correspondence (in each case, whether in physical or electronic form), contracts and other assets as Parent shall reasonably request as long as such access does not interfere with the conduct of the Company’s business, and shall promptly furnish Parent and Merger Sub (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication received by the Company from the SEC concerning compliance with securities laws with respect to matters unrelated to the Transactions; and (ii) all other information concerning its business, properties and personnel, in each case (A) as Parent through its officers, employees or agents may reasonably request; (B) that are in the possession, custody or control of the Company; and (C) the disclosure of which would not violate any Law or Judgment.  Parent, Merger Sub and their respective officers, employees and agents will hold any such information that is non-public in confidence in accordance with the Confidentiality Agreement.

(b)                                 Until the earlier of the Acceptance Time or the Effective Time, the provisions of the Confidentiality Agreement dated June 11, 2013 between Parent and the Company (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with its terms; provided, however, that neither Parent nor the Company shall be in breach of the Confidentiality Agreement to the extent of any actions taken by either of them or, in the case of Parent, by Merger Sub, in each case as contemplated by and on the terms of this Agreement.

Section 6.7                                    No Solicitation.

(a)                                 During the Pre-Closing Period, the Company shall not, and shall not authorize or permit its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or facilitate (including through the furnishing of any nonpublic information) the submission or announcement of any proposal that could lead to any Takeover Proposal; (ii) participate in any discussions or negotiations with any third party with respect to any Takeover Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal; (iii) approve, endorse or recommend any Takeover Proposal; (iv) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Takeover Proposal (other than an Acceptable Confidentiality Agreement); or (v) otherwise cooperate in any way with, assist or participate in, or knowingly encourage or facilitate (including through the furnishing of any nonpublic information regarding the Company in connection with or in response to a Takeover Proposal or an inquiry or indication of interest that could lead to a Takeover Proposal or providing access to the properties, books, records or management of the Company) any effort or attempt by any third party to do or seek any of the foregoing; provided, however, that prior to the earlier of the Acceptance Time or the receipt of the Requisite Company Shareholder Vote, this Section 6.7 shall not prohibit the Company or its Representatives from furnishing nonpublic information regarding the Company to, or entering into discussions with, any third party in response to a bona fide, unsolicited written Takeover Proposal that is submitted to the Company by such third party (and not withdrawn) if (A) none of the Company or any of its Representatives shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions set forth in this Section 6.7; (B) the Company Board determines in good faith, after consultation with outside legal counsel and the Company Financial Advisor, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and that the failure to take such action would likely result in a breach of the Company Board’s fiduciary duties under applicable Law; (C) after receiving an executed confidentiality agreement in a customary form that is no less favorable to the Company with respect to confidentiality than the Confidentiality Agreement (“Acceptable Confidentiality Agreement”) and promptly after furnishing any such nonpublic information to, or entering into discussions with, such third party, the Company gives Parent written notice of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such third party; and (D) the Company furnishes such nonpublic information to Parent within 24 hours after such nonpublic information is furnished to such third party (to the extent such nonpublic information has not been previously furnished or made available by the Company to Parent). Notwithstanding the foregoing, nothing contained in this Section 6.7(a) shall prohibit the Company or the Company’s Board from stating and disclosing to the Company’s shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that in no event shall the foregoing affect the obligations of the Company specified in Section 6.7(d)(i) (it being understood that any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation).

(b)                                 During the Pre-Closing Period, the Company shall promptly (and in no event later than one Business Day after receipt thereof) advise Parent orally and in writing of any Takeover Proposal, any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal or any request for nonpublic information relating to the Company (including the material terms and conditions thereof) that is made or submitted by any third party that has made or is reasonably expected to make a Takeover Proposal during the Pre-Closing Period.  In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Parent informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall promptly provide Parent with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party, and, to the extent such information has not been previously provided to Parent, copies of such information.

(c)                                  As of the date hereof, the Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any third party that relate to any Takeover Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal or any request for nonpublic information relating to the Company with respect to any Takeover Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Takeover Proposal. The Company shall also promptly terminate all physical and electronic data room access previously granted to any such third party or its Representatives. The Company also agrees that it will promptly request each third party that has executed a confidentiality agreement prior to the date of this Agreement in connection with such third party’s consideration of a transaction involving, or the acquisition of, the Company (or any portion thereof) to return or destroy all confidential information heretofore furnished to such third party or its Representatives by or on behalf of the Company.

(d)                                 (i)                                     During the Pre-Closing Period, neither the Company Board nor any committee thereof shall withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Board Recommendation, or approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Takeover Proposal (any action described in this Section 6.7(d)(i) being referred to as an “Company Adverse Change

Recommendation”); provided that the Company Board or any committee thereof may make a Company Adverse Change Recommendation if the Company Board or such committee has determined in good faith, after consultation with outside legal counsel, that the failure to make such Company Adverse Change Recommendation would likely breach the Company Board’s or such committee’s fiduciary duties under applicable Law.

(ii)                                  Notwithstanding anything to the contrary contained in Section 6.7(d)(i), if at any time prior to the earlier of the Acceptance Time or the receipt of the Requisite Company Shareholder Vote the Company receives a Takeover Proposal that the Company Board has determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, is a Superior Proposal (after giving effect to all of the revisions to the terms of this Agreement which may be offered by Parent, including pursuant to clause (B)(2) below), the Company Board prior to the earlier of the Acceptance Time or the receipt of the Requisite Company Shareholder Vote (x) may make a Company Adverse Change Recommendation and/or (y) may terminate this Agreement in accordance with Section 8.1(d) in order to enter into a definitive agreement providing for the implementation of such Superior Proposal, in each case if at any time prior to the earlier of the Acceptance Time or the receipt of the Requisite Company Shareholder Vote the Company Board has determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, that the failure to make such Company Adverse Change Recommendation and/or the failure to terminate this Agreement would likely result in a breach of the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Termination Fee and otherwise complies with the provisions of Section 8.1 and Section 8.3; and provided, further, that the Company Board may not effect a Company Adverse Change Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) if the Company has received a Takeover Proposal that the Company Board has determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, is a Superior Proposal, unless (A) the Company shall have complied in all material respects with the provisions of this Section 6.7, and (B) (1) the Company shall have provided prior written notice to Parent, at least three Business Days in advance, of its intention to take such action with respect to such Superior Proposal, which notice shall include the terms and conditions of such Superior Proposal and attaching a copy of the most current draft of any written agreement relating to such Superior Proposal (it being understood and agreed that any amendment to any material term or condition of such Superior Proposal shall require a new written notice to Parent and an additional three Business Day notice period) and the identity of the third party making such Superior Proposal, (2) the Company shall have given Parent three Business Days after Parent’s receipt of the written notice of such Superior Proposal to propose revisions to the terms of this Agreement or make another proposal and shall actively negotiate in good faith with Parent with respect to such proposed revisions or other proposal so that such Superior Proposal ceases to constitute a Superior Proposal, if any, and (3) after considering the results of such negotiations and giving effect to such proposed revisions or other proposal, if any, the Company Board shall have determined in good faith, after consultation with outside legal counsel and the Company Financial Advisor, that such Superior Proposal continues to meet the definition of “Superior Proposal” and, after consultation with outside legal counsel, that the failure to make such Company Adverse Change Recommendation and/or the failure to terminate this Agreement would likely result in a breach of the Company Board’s fiduciary duties under applicable Law.

Section 6.8                                    Indemnification and Insurance.

(a)                                 Parent and Merger Sub agree that all rights to advancement of expenses, indemnification and exculpation by the Company now existing in favor of each third party who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company (each an “Indemnified Party”) as provided in the Company Charter Documents as in effect on the date of this Agreement, or pursuant to any other indemnification agreements in effect on the date of this Agreement shall survive the Merger from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs.  From and after the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, an Indemnified Party with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, this Agreement, and any transactions contemplated by this Agreement, in either case, to the fullest extent permitted by the Company Charter Documents, any other indemnification agreements in effect on the date of this Agreement, or applicable law.  Parent shall cause the articles of incorporation of the Surviving Corporation filed as of the Effective Time and the bylaws of the Surviving Corporation adopted as of the Effective Time to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the Company Charter Documents as in effect on the date of this Agreement.

(b)                                 Parent shall either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors’ and officers’ liability insurance policy that is in effect at the Agreement Date (the “D&O Insurance”) covering acts or omissions at or prior to the Effective Time with respect to those Persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain, in consultation with the Company, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those Persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified Persons than those of the D&O Insurance; provided, that (A) Parent may substitute one or more policies of a reputable and financially sound insurance company for the D&O Insurance, so long as such substitute policies have at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Persons currently covered by the D&O Insurance; (B) Parent shall not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the amount paid by the Company for coverage for the period of twelve months most recently commenced prior to the date of this Agreement (the “Maximum Amount”); and (C) if the premium for the D&O Insurance or any substitutes therefor exceeds such amount, Parent shall purchase a substitute policy with the greatest coverage available for the Maximum Amount.  Parent shall provide a copy of such D&O Insurance to each director and officer of the Company.

(c)                                  If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.8.

(d)                                 The obligations of Parent and the Surviving Corporation under this Section 6.8 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.8 applies without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8, each of whom may enforce the provisions of this Section 6.8).

(e)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for herein is not prior to, or in substitution for, any such claims under any such policies.

Section 6.9                                    State Takeover Laws.  The Company shall, to the extent permitted by Applicable Law, use its reasonable best efforts (a) to take all actions necessary so that no “control share acquisition,” “fair price,” “moratorium” or other anti-takeover or similar statute or regulation becomes applicable to the Transactions and (b) if any such anti-takeover or similar statute or regulation becomes applicable to the Transactions, to take all actions necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 6.10                             Stock Exchange De-listing.  After the earlier of the Acceptance Time or the Effective Time, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the NASDAQ Stock Market LLC to enable the de-listing by the Surviving Corporation of the Company Common Stock from the NASDAQ Stock Market LLC and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 6.11                             Section 16 Matters.  Prior to the earlier of the Acceptance Time or the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock in connection with the Transactions (including derivative securities of such shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.12                             Financing.

(a)                                 Parent will use its reasonable best efforts to arrange and obtain the Financing on the terms and conditions described in the Financing Commitment (including using its reasonable best efforts (i) to satisfy (or obtain the waiver of) all conditions on a timely basis to obtaining the Financing applicable to Parent set forth in the Financing Commitment that are within its control; (ii) to comply in all material respects with its obligations under the Financing Commitment relating to the Financing (or obtain the waiver thereof); and (iii) if Parent elects to cause the Company to file an Information Statement with the SEC before consummation of the Offer pursuant to Section 6.1(b), to cause the Financing Commitment to be extended to the Outside Date) and, to the extent not set forth in the Financing Commitment, on such other terms reasonably satisfactory to Parent and subject to Parent’s right to seek Alternate Financing. Parent shall give the Company prompt notice upon becoming aware of any breach of the Financing Commitment by a party to the Financing Commitment that would reasonably be expected to prevent Parent from obtaining the Financing or would reasonably be expected to lead to termination of the Financing Commitment. Parent shall keep the Company informed promptly and in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Financing Commitment if such amendment, modification or waiver can reasonably be expected to delay the Acceptance Time or, if an Offer Termination has occurred, the Effective Time.  If all conditions in the Financing Commitment have been satisfied or, upon funding, will be satisfied, Parent shall use its reasonable best efforts to cause the Bank to fund on the Expiration Date the Financing required to consummate the Transactions.

(b)                                 If at any time prior to Closing Parent no longer believes in good faith that it will be able to obtain the Financing, Parent shall promptly notify the Company and shall use its reasonable best efforts to arrange all of any such portion of the contemplated Financing (excluding any amounts that are contemplated to be replaced by Parent’s cash on hand) from alternative sources (all or such portion from alternate sources, the “Alternate Financing”) which shall provide for:  (i) funds not less than the amount required for consummation of the transactions contemplated hereby and sufficient to satisfy all of Parent’s obligations under this Agreement; (ii) terms and conditions (other than with respect to amount) not less beneficial in the aggregate to Parent than those contained in the Financing Commitment as originally issued; and (iii) such other terms and conditions reasonably satisfactory to Parent.  As used in this Agreement as the context may require, “Financing” shall also be deemed to include any Alternate Financing.

(c)                                  Prior to the Closing, the Company shall use its reasonable best efforts to cooperate in connection with the Financing, including to the extent requested by Parent or any agent or lender under the Financing Commitment:  (i) permitting agents and lenders under the Financing Commitment and their Representatives, during normal business hours, to inspect Company records and premises and consult with Company officers, employees, counsel and agents with respect thereto, subject to customary arrangements for confidentiality that are mutually acceptable to such agents, lenders and the Company and provided that such inspections and consultations do not unreasonably interfere with the ongoing operations of the Company; (ii) making Company Representatives reasonably available to Parent’s financing sources to participate in due diligence sessions, “road shows” and meetings with rating agencies; (iii) engaging Company counsel to deliver a legal opinion at the closing of the Financing with respect to such matters concerning the Company as are customary and appropriate for such transactions, such legal opinion to be in form and substance reasonably satisfactory to the lenders under the Financing Commitment; and (iv) participating in preparation of one or more appropriate offering documents and other appropriate marketing materials in connection with the Financing.  None of the Company’s obligations under this Section 6.12(c) shall require the Company to pay any commitment or other similar fee, incur any liability and, except as expressly provided herein, incur any obligation in connection with the Financing prior to the Closing Date.

ARTICLE 7
CONDITIONS

Section 7.1                                    Conditions to Each Party’s Obligation to Effect the Merger.  Provided that this Agreement has not been earlier terminated by any Party in accordance with Article VIII, the respective obligations of each Party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:

(a)                                 Shareholder Approval.  If required by Law or the Company Charter Documents, this Agreement shall have been duly adopted at the Company Shareholder Meeting by the Required Company Shareholder Vote.

(b)                                 No Injunctions or Restraints.  There shall not be instituted or pending any Action by any Governmental Authority of competent jurisdiction that seeks, directly or indirectly, to make illegal, prohibit, materially delay or otherwise restrain the consummation of the Merger or the performance of the Agreement, nor shall any Governmental Authority of any competent jurisdiction have enacted, issued, promulgated, enforced or entered into any Judgment (preliminary or permanent) or Law which has resulted in, or is reasonably likely to result in, any Action described in this subsection (b).

(c)                                  Completion of the Offer.  Unless the Offer Termination shall have occurred, Parent or Merger Sub shall have accepted for payment and paid for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Section 7.2                                    Conditions to Obligations of Parent and Merger Sub.  Solely if the Offer Termination shall have occurred or the Acceptance Time shall not have occurred, the obligations of Parent and Merger Sub to effect the Merger will be further subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a)                                 Representations and Warranties.  The Company’s representations and warranties set forth in this Agreement that (i) are not made as of a specific date are true and correct as of the Effective Time; or (ii) are made as of a specific date are true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) has not had a Company Material Adverse Effect.

(b)                                 Covenants.  The Company shall have performed in all material respects any covenant or obligation required to be performed or complied with by it under the Agreement at or prior to the Effective Time.

(c)                                  No Company Material Adverse Effect.  Since the date of this Agreement, a Company Material Adverse Effect shall not have occurred and be continuing.

(d)                                 Closing Certificate.  Parent and Merger Sub shall have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (a), (b) and (c) of this Section 7.2 have been satisfied.

(e)                                  Financing.  Parent (either directly or through Merger Sub) shall have received the proceeds of the Financing (or any Alternate Financing).

Section 7.3                                    Conditions to Obligations of the Company.  Solely if the Offer Termination shall have occurred or the Acceptance Time shall not have occurred, the obligations of the Company to effect the Merger will be further subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement that (i) are not made as of a specific date are true and correct as of the Effective Time; or (ii) are made as of a specific date are true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties) has not had a Parent Material Adverse Effect.

(b)                                 Covenants.  Parent and Merger Sub shall have performed in all material respects any covenant or obligation required to be performed or complied with by it under the Agreement at or prior to the Effective Time.

(c)                                  Closing Certificate.  The Company shall have received a certificate executed by Parent’s Chief Executive Officer and Chief Financial Officer confirming on behalf of Parent and Merger Sub that the conditions set forth in clauses (a) and (b) of this Section 7.3 have been satisfied.

Section 7.4                                    Failure of Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3 to be satisfied to excuse performance by such Party of its obligations hereunder, if such failure was caused primarily by such Party’s failure to act in good faith and in compliance with the terms of this Agreement and the Offer.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  This Agreement may be terminated and (i) the Offer may be abandoned at any time prior to the Acceptance Time, and (ii) the Merger may be abandoned at any time prior to the Effective Time whether before or after the Requisite Company Shareholder Vote:

(a)                                 by mutual written consent of Parent and the Company at any time prior to the Effective Time; or

(b)                                 by either the Company or Parent as follows:

(i)                                     if the Acceptance Time shall not have occurred on or before November 22, 2013 or, if an Offer Termination occurs, the Effective Time has not occurred on or before 90 days after the date on which Parent elects to cause the Company to file an Information Statement with the SEC before consummation of the Offer pursuant to Section 6.1(b) (either such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party if the failure of the Acceptance Time or the Effective Time, as applicable, to occur on or before the Outside Date was primarily caused by or resulted primarily from the failure of such Party (or in the case of Parent, Merger Sub) to fulfill any of its obligations under this Agreement in any material respect;

(ii)                                  if any Judgment issued by a court of competent jurisdiction or by a Governmental Authority, or Law or other legal restraint or prohibition, in each case making the consummation of the Offer or Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable; provided that the right to terminate pursuant to this Section 8.1(b)(ii) shall not be available if the issuance of such Judgment, legal restraint or prohibition was primarily caused by or resulted primarily from the failure of such Party (or in the case of Parent, Merger Sub) to fulfill any of its obligations under this Agreement in any material respect;

(iii)                               if the Offer (as it may have been extended pursuant to Section 1.1) expires as a result of the non-satisfaction of any Offer Conditions or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder (for avoidance of doubt, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b)(iii) unless and until Parent’s and Merger Sub’s right to extend the Offer pursuant to Section 1.1 has expired and Parent shall not be entitled to terminate this Agreement pursuant to this clause (iii) unless and until the Company’s right to request extension of the Offer pursuant to Section 1.1(c)(ii)(x) and (y) has expired); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any Party if the non-satisfaction of any Offer Conditions or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder was primarily caused by or resulted primarily from the failure of such Party (or in the case of Parent, Merger Sub) to fulfill any of its obligations under this Agreement in any material respect;

(c)                                  by Parent, prior to the earlier of the Acceptance Time or the receipt of the Required Company Shareholder Vote, if (i) a Company Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 6.7); (ii) the Company or the Company Board shall

(A) approve, adopt or recommend any Takeover Proposal; or (B) approve or recommend, or enter into or allow the Company to enter into, a letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract (other than a confidentiality agreement contemplated by Section 6.7(a)) relating to a Takeover Proposal; (iii) the Company shall have failed to include the Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Board Recommendation in the Offer Documents; or (iv) the Company or the Company Board shall authorize or publicly propose to do any of the actions specified in clause (i), (ii), (iii) or (iv) of this Section 8.1(c);

(d)                                 by the Company, at any time prior to the earlier to occur of the Acceptance Time or receipt of the Required Company Shareholder Vote, in accordance with Section 6.7(d)(ii), but only if the Company shall have complied in all material respects with its obligations under Section 6.7, provided that the Company, concurrently with such termination, pays the Termination Fee to Parent in accordance with the applicable provisions of Section 8.3;

(e)                                  by Parent, at any time prior to the purchase of any Shares pursuant to the Offer or if an Offer Termination occurs, at any time prior to the Effective Time, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Annex A not to be satisfied; and (ii) is incapable of being cured prior to the Outside Date or, if curable, has not been cured within thirty (30) days after written notice of such breach or failure to perform from Parent; provided that neither Parent nor Merger Sub is then in breach of any representation, warranty, covenant or agreement under this Agreement which has resulted in a Parent Material Adverse Effect;

(f)                                   by the Company, at any time prior to the purchase of any Shares pursuant to the Offer or if an Offer Termination occurs, at any time prior to the Effective Time, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, which breach or failure to perform (i) shall have had a Parent Material Adverse Effect; and (ii) is incapable of being cured prior to the Outside Date or, if curable, has not been cured within thirty (30) days after written notice of such breach or failure to perform from the Company; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement;

(g)                                  by the Company, if Merger Sub shall not have commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer on or prior to the fifth Business Day after the public announcement of the execution of this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g), if such failure (A) is curable by Merger Sub and Merger Sub is continuing to exercise its reasonable best efforts to cure such failure, unless such failure shall remain uncured for a period of five days commencing on the date that the Company gives Merger Sub notice of such failure, or (B) is attributable to a failure on the part of the Company to perform any covenant or obligation in this Agreement required to be performed by the Company at or prior to the fifth Business Day after the public announcement of the execution of this Agreement;

(h)                                 by either the Company or Parent, if the (i) Offer Termination occurs and (ii) the Company Shareholders Meeting (including any adjournments or postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement and the Merger, and the Agreement and the Merger shall not have been approved at the Company Shareholders Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote; provided that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to a Party if such Party is in breach of its obligations under Section 6.1(a) or (b); or

(i)                                     by the Company, if the Offer Termination has occurred and (i) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Sections 7.1 and 7.2 (other than Section 7.2(e)) have been satisfied as of the date of such notice (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and, if there are any unsatisfied conditions in Section 7.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) that it is willing to waive any unsatisfied conditions in Section 7.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (ii) the Merger shall not have been consummated within three Business Days after the delivery of such notice.

The Party desiring to terminate this Agreement shall deliver written notice of such termination to the other Parties, setting forth in such notice the provision of this Section 8.1 pursuant to which such Party is terminating this Agreement.

Section 8.2                                    Effect of Termination.  Upon the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and of no effect without any liability of any Party to another Party except for the provisions of (a) this Section 8.2; (b) Section 8.3 (Fees and Expenses); and (c) Article 9 (General Provisions), which shall survive such termination; provided that nothing herein shall relieve any Party from liability for any fraud or intentional breach of this Agreement.  The Confidentiality Agreement shall not be affected by the termination of this Agreement and shall continue in full force and effect in accordance with its terms, subject to Section 6.6(b).

Section 8.3                                    Fees and Expenses.

(a)                                 Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees and expenses, whether or not the Offer or the Merger is consummated.

(b)                                 The Company shall pay Parent a termination fee of $1.0 million (the “Termination Fee”) if this Agreement is terminated:

(i)                                     by Parent pursuant to Section 8.1(c);

(ii)                                  by the Company pursuant to Section 8.1(d); or

(iii)                               by either Parent or the Company pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) because the Minimum Tender Condition has not been satisfied or Section 8.1(h), or by Parent pursuant to Section 8.1(e), so long as (A) before the date of such termination, a Takeover Proposal shall have been publicly announced or otherwise become publicly known; and (B) within twelve months after the date of termination, the Company shall have entered into a definitive agreement for such Takeover Proposal that is subsequently consummated; provided, however, that, for purposes of this Section 8.3(b)(iii), all references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%.”  If a Person (other than Parent) makes a Takeover Proposal that has been publicly announced or otherwise become publicly known and is subsequently withdrawn prior to such termination, as applicable, and, within twelve months following the date of termination of this Agreement, such Person or any of its Affiliates makes a Takeover Proposal that is publicly announced or otherwise become publicly known, such initial Takeover Proposal shall be counted for purposes of clause (A) of this paragraph (b).

(c)                                  Parent shall pay to the Company the Termination Fee if this Agreement is terminated by:

(i)                                     Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and:

(A)                               (1) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than (i) the condition set forth in clause “(i)” of Annex A; (ii) the condition set forth in clause “(g)” of Annex A due to the termination of this Agreement pursuant to Section 8.1(b)(i); or (iii) any such conditions that by their nature cannot be satisfied until the Acceptance Time, which shall be capable of being satisfied immediately prior to the Closing Date) and (2) the failure of the condition set forth in clause “(i)” of Annex A to be satisfied is not directly attributable to a breach of: (i) Section 6.12(c) or (ii) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in the Financing Commitment not to be satisfied or waived; or

(B)                               (1) at the time of such termination, each of the conditions set forth in Sections 7.1 and 7.2 has been satisfied or waived (other than the condition set forth in Section 7.2(e)) and (2) the failure of the condition set forth in Section 7.2(e) to be satisfied is not directly attributable to a breach of: (i) Section 6.12(c) or (ii) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in the Financing Commitment not to be satisfied or waived;

(ii)                                  the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and:

(A)                               (1) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than (i) the condition set forth in clause “(i)” of Annex I; (ii) the condition set forth in clause “(g)” of Annex A due to the termination of this Agreement pursuant to Section 8.1(b)(i); or (iii) any such conditions that by their nature cannot be satisfied until the Acceptance Time, which shall be capable of being satisfied immediately prior to the Closing Date) and (2) the failure of the condition set forth in clause “(i)” of Annex A to be satisfied is not directly attributable to a breach of: (i) Section 6.12(c) or (ii) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in the Financing Commitment not to be satisfied or waived; and (3) the Company shall have given Parent written notice at least five Business Days prior to termination stating the Company’s intention to terminate this Agreement pursuant to Section 8.1(b)(i) (and the basis for such termination); or

(B)                               (1) at the time of such termination, each of the conditions set forth in Sections 7.1 and 7.2  has been satisfied or waived (other than the condition set forth in Section 7.2(e)); (2) the failure of the condition set forth in Section 7.2(e) to be satisfied is not directly attributable to a breach of: (i) Section 6.12(c) or (ii) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in the Financing Commitment not to be satisfied or waived; and (3) the Company shall have given Parent written notice at least five Business Days prior to termination stating the Company’s intention to terminate this Agreement pursuant to Section 8.1(b)(i) (and the basis for such termination); or

(iii)                               the Company pursuant to Section 8.1(i) if the condition set forth in Section 7.2(d) has been satisfied.

(d)                                 Any Termination Fee due under Section 8.3(b)(i) shall be paid to Parent by wire transfer of same-day funds within two Business Days after the date of termination of this Agreement.  Any

Termination Fee due under Section 8.3(b)(ii) shall be paid to Parent by wire transfer of same-day funds concurrently with the termination.  Any Termination Fee due under Section 8.3(b)(iii) shall be paid to Parent by wire transfer of same-day funds within two Business Days after the date on which the last applicable event referenced therein occurs.  Any Termination Fee due under Section 8.3(c) shall be paid to the Company by wire transfer of same-day funds within two Business Days after the date of termination of this Agreement.  If the Company or Parent, as applicable shall fail to pay timely any Termination Fee, and, in order to obtain such payment, either Party makes a claim against the other Party that results in a Judgment, the Party failing to pay timely any Termination Fee shall pay to other Party the actual costs and expenses (including its attorneys’ fees and expenses) incurred or accrued by such Party in connection with such claim, together with interest on the Termination Fee at the prime rate prevailing during such period as published in The Wall Street Journal.  Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(e)                                  Parent and the Company acknowledge that the agreements regarding the Termination Fee contained in this Agreement are an integral part of the Transactions contemplated hereby, and that in the absence of such agreements, Parent and Merger Sub would not have entered into this Agreement.  No more than one Termination Fee and Expense Reimbursement may be payable under this Article 8.  Each Party (for itself and its Affiliates) hereby agrees that, upon any termination of this Agreement under circumstances in which such Party is entitled to a Termination Fee, such Party and its Affiliates are precluded from any other remedy against the other Party, at law or in equity or otherwise, and neither such Party nor any of its Affiliates may seek (and such Party will cause its Affiliates not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its directors, officers, employees, partners, management, members or shareholders in connection with this Agreement or the Transactions, except in connection with any willful breach of this Agreement.

Section 8.4                                    Amendment.  Subject to Section 1.3(d), this Agreement may be amended by the Parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement and the Transactions by the respective Boards of Directors or shareholders of the Parties hereto; provided, however, that after any adoption of the Plan of Merger by the holders of Shares, no amendment of the Plan of Merger shall be made without the further approval of such shareholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

Section 8.5                                    Waiver.  Subject to Section 1.3(d), at any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.  Such extension or waiver shall not apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE 9
GENERAL PROVISIONS

Section 9.1                              Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day or is sent outside normal business hours of the recipient) of transmission by facsimile or electronic mail, in each case to the intended recipient as set forth below:

if to the Company:

Analysts International Corporation

7700 France Avenue South, Suite 200

Minneapolis, Minnesota  55435

Attn:                    Brittany McKinney

                                                Robert Woods

Facsimile:  952-838-3175

Email:            bmckinney@analysts.com

                                                rwoods@analysts.com

with a copy (which will not constitute notice) to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attn:                    Michael Stanchfield

Jonathan Nygren
Facsimile: (612) 766-1600
Email:            mike.stanchfield@faegrebd.com

jon.nygren@faegrebd.com

if to Parent or Merger Sub:

American CyberSystems, Inc.

2400 Meadowbrook Pkwy

Duluth, Georgia 30096

Attn:                    Sanjeev Sardana

Nick Goel

Facsimile:  877-270-6248

Email:            ssardana@acsicorp.com

nick.goel@acsicorp.com

with a copy (which will not constitute notice) to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn:  Michael Cochran
Facsimile:  404-527-4198
Email:  mcochran@mckennalong.com

Any Party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other Parties to this Agreement notice in the manner herein set forth.

Section 9.2                                    Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Article 2, Section 6.8, and Article 9.

Section 9.3                                    Interpretations.  When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The Parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 9.4                                    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)                                 This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Minnesota without giving effect to any choice or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Minnesota.

(b)                                 The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in Hennepin County, Minnesota, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (i) consents to submit itself to the personal jurisdiction of any such court with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, including the Merger; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, including the Merger, in any court other than any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in any state or federal court located in Hennepin County, Minnesota, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.1 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the Transactions, including the Merger.

(c)                                  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.  EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4(C).

Section 9.5                                    Counterparts; Facsimile Transmission of Signatures.  This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, and delivered by means of facsimile transmission or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.  This Agreement may be executed and delivered by facsimile or .pdf transmission.

Section 9.6                                    Assignment; No Third Party Beneficiaries.  This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any Party hereto without the prior written consent of the other Parties hereto and any purported assignment without such consent shall be void, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent without the Company’s prior consent; provided, however, that no assignment shall release Parent of its obligations hereunder.  This Agreement is not intended to, and will not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions of Section 6.8.

Section 9.7                                    Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

Section 9.8                                    Entire Agreement.  This Agreement (including the Company Disclosure Letter, the Exhibits hereto and the documents and instruments referred to herein that are to be delivered at

Closing) and the Confidentiality Agreement contain all of the terms of the understandings of the Parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or among the Parties hereto, or any of them, written or oral, with respect to the subject matter hereof, and the Parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement.

Section 9.9                                    Enforcement.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.10                             Disclosure Letter.  In the event of any inconsistency between the statements in the body of this Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.11                             Non-Recourse.  Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as Parties hereto, and then only with respect to the specific obligations set forth herein. No former, current or future direct or indirect equity holders, controlling Persons, shareholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company, Parent or the Merger Sub or any of their respective affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or the Merger Sub under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a Party hereto or another Person or otherwise.

Section 9.12                             Legal Representation.  In any dispute, proceeding or Action arising under or in connection with this Agreement, the Company Board, the Special Committee, and the Continuing Directors shall have the right, at their election, to retain the firm of Faegre Baker Daniels LLP to represent them in such matter, and Parent, for itself, Merger Sub, and the Company and for Parent’s, Merger Sub’s, and the Company’s respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication by such counsel to the Company Board, the Special Committee, and the Continuing Directors in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of the Company Board, the Special Committee, and the Continuing Directors.  Parent, for itself, Merger Sub and the Company and for Parent’s, Merger Sub’s and the Company’s respective successors and assigns, irrevocably acknowledges and agrees that all communications between the Company Board, the Special Committee, and the Continuing Directors, as the case may be, and counsel, including Faegre Baker Daniels LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Company Board, the Special Committee, and the Continuing Directors, as the case may be, and their counsel and would not be subject to disclosure to Parent and Merger Sub in connection with any process relating to a dispute arising under or in connection with, this Agreement or otherwise, shall continue after the Closing to be privileged communications between the Company Board, the Special Committee, and the Continuing Directors, as the case may be, and such counsel and neither Parent, Merger Sub, nor any Person acting or purporting to act on behalf of or through Parent or Merger Sub shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company and not the Company Board, the Special Committee, or the Continuing Directors, as the case may be.  Other than as explicitly set forth in this Section 9.12, the Parties acknowledge that any attorney-client privilege attaching as a result of legal counsel representing the Company Board, the Special Committee, and the Continuing Directors prior to the Closing shall survive the Closing and continue to be a privilege of the Company Board, the Special Committee, and the Continuing Directors, as the case may be, after the Closing.

[Signatures on following page]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

AMERICAN CYBERSYSTEMS, INC.

By:	/s/ Rajiv Sardana
	Name:	Rajiv Sardana
	Title:	Chief Executive Officer

ACS MERGER CORP.

By:	/s/ Rajiv Sardana
	Name:	Rajiv Sardana
	Title:	Chief Executive Officer

ANALYSTS INTERNATIONAL CORPORATION

By:	/s/ Brittany B. McKinney
	Name:	Brittany B. McKinney
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Conditions of the Offer

Capitalized terms used in this Annex A but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this Annex A is a part.

Notwithstanding any other term of the Offer or the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares, (A) unless the conditions in clauses (a) and (i) are satisfied or (B) if at any time on or after the date of this Agreement and before the expiration of the Offer, any of the following events or circumstances in clauses (b) through (h) shall have occurred and be continuing:

(a)                                 immediately prior to the expiration of the Offer (as extended in accordance with the Agreement), the number of Shares validly tendered and not properly withdrawn, together with any Shares owned by Parent or any wholly owned Subsidiary of Parent, equals at least 60% of the Fully Diluted Shares outstanding immediately prior to the Acceptance Time (the “Minimum Tender Condition”);

(b)                                 there shall be instituted or pending any Action by any Governmental Authority of competent jurisdiction that seeks, directly or indirectly, to make illegal, prohibit, materially delay or otherwise restrain the making of the Offer, the consummation of the Offer or the Merger or the performance of the Agreement;

(c)                                  any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Judgment (preliminary or permanent) or Law which has resulted in, or is reasonably likely to result in any of the consequences referred to in clause (b) of this Annex A;

(d)                                 any of the Company’s representations and warranties set forth in this Agreement that (i) are not made as of a specific date are not true and correct as of the Acceptance Time; or (ii) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) has not had a Company Material Adverse Effect;

(e)                                  the Company shall have failed to perform in any material respect any covenant or obligation required to be performed or complied with by it under the Agreement at or prior to the Acceptance Time;

(f)                                   Parent and Merger Sub shall not have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (d), (e) and (h) of this Annex A shall have occurred immediately prior to the Acceptance Time;

(g)                                  the Agreement shall have been validly terminated in accordance with Article 8 of the Agreement;

Annex A-1

(h)                                 any event, occurrence or development of a state of circumstances or facts that has had a Company Material Adverse Effect;

(i)                                     (i) Parent (either directly or through Merger Sub) shall have received the proceeds of the Financing (or any Alternate Financing) or (ii) the lenders party to the Financing Commitment (or any Alternate Financing commitments) shall have definitively and irrevocably confirmed in writing to Parent and the Merger Sub that the Financing in an amount sufficient to consummate the Offer and the Merger shall be available at the Acceptance Time on the terms set forth in the Financing Commitment and subject only to the satisfaction of the other Offer Conditions (the “Financing Proceeds Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived only by Parent or Merger Sub, and then, in whole or in part, at any time and from time to time in the sole discretion of Parent or Merger Sub (except for any condition that, pursuant to Section 1.1(b) of the Agreement, may only be waived with the Company’s consent).

Annex A-2

Exhibit A

Definitions

As used in this Agreement, the following terms have the following meanings:

“Action” means any claims, charges, complaints, actions, suits, arbitration, inquiries, proceedings, injunctions, demands, litigations, citations, summons, subpoenas, audits or investigations of any nature, whether at law or in equity, by or before any Governmental Authority.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Business Days” means “Business Days” as defined in Rule 14d-1(g)(3) promulgated by the SEC under the Exchange Act.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Employees” means the employees of the Company as of the Effective Time.

“Company Material Adverse Effect” means any change, event, occurrence, development or state of facts that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company as a whole or (ii) prevents or materially impedes or delays, or would reasonably be expected to prevent or materially impede or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; provided, however, with respect to subsection (i) of this definition, a determination of a Company Material Adverse Effect shall exclude any change, event, occurrence, development or state of facts to the extent that such change, event, occurrence, development or state of facts resulted from:

(a)           changes in conditions in the global economy or capital or financial markets generally, to the extent that such changes do not disproportionately affect the Company relative to other comparable participants in the industry in which the Company operates;

(b)           changes in general legal, Tax, regulatory, political, financial or business conditions in the countries in which the Company operates, to the extent that such changes do not disproportionately affect the Company relative to other comparable industry participants;

(c)           changes in general market or economic conditions in the industry in which the Company operates, to the extent that such conditions do not disproportionately affect the Company relative to other comparable industry participants;

(d)           changes in applicable Laws or interpretations thereof after the date of this Agreement;

(e)           changes in generally accepted accounting principles or the interpretation thereof after the date of this Agreement;

(f)            in and of itself, any change in the Company’s stock price or trading volume or any failure by the Company to meet any financial or operating projections for or during any period ending on or after the date hereof (it being agreed that this clause (f) shall not preclude any effect, event, occurrence, development, state of facts or change that may have contributed to or caused such changes or failure to meet projections from being taken into account in determining whether a Company Material Adverse Effect has occurred);

(g)           the announcement or pendency of this Agreement or the Transactions, including any impact such announcement or pendency has on the Company’s employees, customers or suppliers; and

(h)           the taking of any action at the request of or with the express consent of Parent or Merger Sub;

(i)            any event, condition, or circumstance to the extent disclosed on the Company Disclosure Schedule; and

(j)            any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement.

“Contract” means any contract, agreement, arrangement, instrument, commitment, loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, or obligation.

“Environmental Laws” means any applicable federal, state or local law or other legal requirement pertaining to pollution.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESPP” means the Analysts International Corporation Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Commitment” means the executed commitment letters from Fifth Third Bank and other lenders pursuant to related side letters (the “Bank”), a true, correct and complete copy of which has been provided to the Company, pursuant to which, and subject to the terms and conditions thereof, the Bank has committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement.  For purposes of this Agreement, “Financing Commitment” shall also be deemed to include any commitment letter (or similar agreement) with respect to an Alternate Financing.

“Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of the Company or on the adoption of this Agreement and approval of the Merger, together with all such securities which the Company would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, whether or not then convertible, exchangeable or exercisable.

“Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste or petroleum products, and any other chemical waste, substance or material listed in or regulated or identified in any Environmental Law.

Exhibit A-2

“Independent Contractor” means any Person who has performed services for the Company as an Independent Contractor or consultant and who has received (or will receive for 2013) a Form 1099-MISC from the Company reporting any compensation received by such Person in exchange for the services performed by such Person for the Company.

“Information Statement Clearance Date” means the date, at least ten calendar days after the filing of the preliminary Information Statement with the SEC, on which the SEC has, orally or in writing, confirmed that it has no further comments on the Information Statement.

“IRS” means the United States Internal Revenue Service.

“Knowledge” and similar phrases mean (a) when used in reference to the Company, the actual knowledge of each of the Chief Executive Officer, the Chief Financial Officer, and the Vice President of Human Resources and Corporate Communications, in each case after due inquiry of the Company’s executive officers and employees with direct responsibility for the subject matter to which such knowledge relates; and (b) when used in reference to Parent or Merger Sub, the actual knowledge of each of the Chief Executive Officer, Chief Financial Officer and SVP Corporate Development of Parent, in each case after due inquiry of Parent’s executive officers and employees with direct responsibility for the subject matter to which such knowledge relates.

“Lien” means, any mortgage, deed of trust, hypothecation, pledge, lien (statutory or otherwise), lease, sublease, license, claim, security interest, charge or encumbrance or transfer restriction of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest) and, with respect to capital stock, any option or other right to purchase or any restriction on voting or other rights.

“Marketable Securities” means any (a) direct obligations of the United States or any agency thereof or obligations guaranteed by the United States or any agency thereof; (b) commercial paper with a rating of at least A-1 by Standard & Poor’s, or P-2 by Moody’s Investors Services, Inc., that is scheduled to mature not more than ninety days after the date of issue and that is issued by a corporation organized under the Laws of the United States or any state thereof; (c) time deposits (including certificates of deposit that are scheduled to mature not more than ninety days after the date of issue) with or issued by a bank or trust company organized under the Laws of the United States or any state thereof having a combined capital and surplus of at least $500,000,000; or (d) money market funds that invest only in securities described in clauses (a) through (c) above.

“Option” means any option granted to a current or former employee, director or Independent Contractor of the Company or any predecessor thereof to purchase shares of Company Common Stock pursuant to any of the Stock Plans.

“Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, whether vested or unvested, an amount (not less than zero) equal to (a) the Offer Price, without interest; less (b) the exercise price payable in respect of each share of Company Common Stock issuable under such Option.

“Ordinary Course of Business” means the Company’s ordinary course of business, consistent with past practice.

“Parent Material Adverse Effect” means any change, event, occurrence, development or state of facts that, individually or in the aggregate, has had or would reasonably be expected to prevent, or

Exhibit A-3

materially impede or delay, the ability of either Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Offer, the Merger and the other Transactions.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Restricted Stock” means any share of Company Common Stock that has been issued as a restricted stock award to a current or former employee, director or Independent Contractor of the Company or any predecessor thereof pursuant to any of the Stock Plans.

“SEC” means the United States Securities and Exchange Commission.

“Stock Plans” means the ESPP and any plan or agreement under which an Option has been granted, including the Company’s 1994 Stock Option Plan, 1996 Stock Option Plan for Non-Employee Directors, 1999 Stock Option Plan, 2000 Non-Qualified Stock Option Plan, 2004 Equity Incentive Plan, and 2009 Equity Incentive Plan.

“Subsidiary” means, with respect to any Party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Party (or another Subsidiary of such Party) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity; or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” means an unsolicited, bona fide written Takeover Proposal (provided, that for purposes of this definition, references to 20% in the definition of “Takeover Proposal” shall be deemed to be references to 50%) made by a third party which the Company Board determines in good faith, after consultation with outside legal counsel and the Company Financial Advisor, is on more favorable terms than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent (including pursuant to Section 6.7(d)(ii)).

“Takeover Proposal” shall mean any indication of interest, offer or proposal (other than an indication of interest, offer or proposal made or submitted by Parent or one or more of its Subsidiaries) contemplating or otherwise relating to any transaction or series of transactions involving:  (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which the Company is a constituent corporation and (i) in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities or voting power of any class of voting securities of the Company or any surviving entity or (ii) in which the Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or

Exhibit A-4

account for 20% or more of the net revenues, net income or assets of the Company; or (c) any liquidation or dissolution of the Company.

“Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments in the nature of a tax including income, franchise, profits, corporation, capital gains, capital stock, estimated, production, environmental, goods and services, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, unemployment, severance, occupation, import, custom, stamp, capital, alternative, add-on minimum or other governmental taxes, imposed by Tax Authority, including any interest, penalties, fines or additions to tax applicable or related thereto.

“Tax Authority” means any Governmental Authority or subdivision or agency thereof exercising any authority to impose, regulate or administer the imposition of Taxes.

“Tax Return” means any return, election, report, claim for refund, declaration, statement, certificate, bill, schedule or other document, together with all amendments, attachments and supplements thereto, required to be filed with any Tax Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Transactions” means the Offer, the Merger, the Top-Up Option, and the other transactions contemplated by this Agreement.

The following terms have the meanings set forth in the sections of this Agreement indicated below:

14f-1 Statement	Section 3.3(c)
1996 Option	Section 2.8(b)
1999 Option	Section 2.8(b)
2000 Option	Section 2.8(b)
2004 Option	Section 2.8(b)
2009 Option	Section 2.8(b)
Acceptable Confidentiality Agreement	Section 6.7(a)
Acceptance Time	Section 1.3(a)
Agreement	Preamble
Alternate Financing	Section 6.12(b)
Articles of Merger	Section 2.2(b)
Bank	Exhibit A
Board Actions	Section 3.3(e)
Board of Directors	Recitals
Board Recommendation	Section 3.3(e)
Book-Entry Shares	Section 2.7(b)
Certificate	Section 2.7(b)
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)

Exhibit A-5

Company	Preamble
Company Adverse Change Recommendation	Section 6.7(d)
Company Board	Recitals
Company Charter Documents	Section 3.1(b)
Company Common Stock	Recitals
Company Disclosure Documents	Section 3.8
Company Disclosure Letter	Article 3
Company Financial Advisor	Section 3.9
Company Financial Statements	Section 3.5(b)
Company Intellectual Property	Section 3.14(a)
Company Leases	Section 3.17(c)
Company Material Contract	Section 3.16(a)
Company Registered Intellectual Property	Section 3.14(b)
Company SEC Reports	Section 3.5(a)
Company Securities	Section 3.2(b)
Company Shareholders Meeting	Section 6.1(a)
Confidentiality Agreement	Section 6.6(b)
Constituent Corporations	Section 2.1
Continuing Directors	Section 1.3(a)
D&O Insurance	Section 6.8(b)
Director Appointment Date	Section 1.3(a)
Dissenters’ Rights	Section 2.6(a)
Dissenting Shares	Section 2.6(a)
Effective Time	Section 2.2(b)
Employee Benefit Plan	Section 3.10(a)
Exchange Fund	Section 2.7(a)
Expiration Date	Section 1.1(c)
Financing	Section 4.5(a)
Financing Proceeds Condition	Annex A
GAAP	Section 3.5(b)
Governmental Authority	Section 3.3(c)
Indemnified Party	Section 6.8(a)
Independent Directors	Section 1.3(b)
Information Statement	Section 3.3(c)
Initial Expiration Date	Section 1.1(c)
In-licensed Intellectual Property	Section 3.14(c)
Intellectual Property	Section 3.14(a)
Judgment	Section 3.3(b)
Law	Section 3.3(b)
Leased Real Property	Section 3.17(c)
Maximum Amount	Section 6.8(b)
MBCA	Recitals
Merger	Recitals
Merger Consideration	Section 2.5(a)
Merger Sub	Preamble
Minimum Tender Condition	Annex A
Minnesota Registration Statement	Section 1.1(h)
New Plans	Section 6.2(b)
Offer	Recitals
Offer Conditions	Section 1.1(a)
Offer Documents	Section 1.1(h)

Exhibit A-6

Offer Price	Recitals
Offer Termination	Section 1.1(d)
Outside Date	Section 8.1(b)
Parent	Preamble
Parent Insider	Section 1.3(a)
Party	Preamble
Paying Agent	Section 2.7(a)
Permits	Section 3.1(a)
Representatives	Section 6.7(a)
Required Company Shareholder Vote	Section 3.3(a)
Restricted Stock Unit	Section 2.8(c)
Rights Agreement	Section 3.18
Sarbanes-Oxley Act	Section 3.5(c)
Schedule 14D-9	Section 1.2(b)
Schedule TO	Section 1.1(h)
Share	Recitals
Shareholder Approval	Section 6.1(a)
Shares	Recitals
Special Committee	Section 3.3(d)
Subsequent Offering Period	Section 1.1(e)
Surviving Corporation	Section 2.1
Termination Fee	Section 8.3(b)
Top-Up Option	Section 1.4(a)
Top-Up Option Shares	Section 1.4(a)

Exhibit A-7